FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
2017 RBS performance summary
Highlights

RBS reported its first 'bottom-line' profit in ten years

●	2017 operating profit of £2,239 million, an increase of £6,321 million compared with 2016.
●	Adjusted operating profit(1)(2) increased by 31.1% to £4,818 million.
●	2017 attributable profit of £752 million.
●	Q4 2017 operating loss before tax of £583 million and an attributable loss of £579 million.
●	4.0% increase in adjusted income(1) and an 8.1% reduction in adjusted operating expenses(2) driving a 12.1% improvement in operating leverage.
●	Net interest margin (NIM) reduced by 5 basis points to 2.13% compared with 2016.
●	Supported the UK economy through a £6.0 billion, or 2.2%,(3) increase in net lending across PBB, CPB and RBSI. Whilst behind our 3% target, this represents strong growth in a competitive environment.

Continued track record of delivery against our stated objectives

●	Grow income: Adjusted income increased by £490 million, or 4.0%.(1)
●	Cut costs: Excluding VAT recoveries, adjusted operating expenses reduced by £810 million,(2) or 9.6%.
●
Reduce capital usage: Excluding volume growth, RWAs reduced by £20.8 billion across PBB (£0.6 billion), CPB (£12.9 billion), RBSI (£4.4 billion) and NatWest Markets core (£2.9 billion), already achieving our 2018 target.

●
Resolve legacy issues; during 2017, RBS:
●  Wound up the former Capital Resolution business. Legacy RWAs now represent around 11% of total;
●  Received formal approval from the European Commission for its alternative remedies package in respect of the business previously described as Williams & Glyn; and
●  Reached settlement with the Federal Housing Finance Agency (FHFA) and the California State Attorney General in the US and resolved the 2008 rights issue shareholder litigation.

Significant capital build throughout 2017

●	CET1 ratio increased by 250 basis points to 15.9%, despite absorbing significant additional legacy costs.
●	IFRS 9 adoption on 1 January 2018 increased CET1 by a further 30 basis points.

Prioritising transformation acceleration

●	Increased investment and innovation spend focused on achieving higher levels of digitisation and automation.
●	Faster repositioning of the bank's existing distribution network and technology platforms towards mobile, cloud based platforms and virtualisation.

Delivery against our 2017 targets

Strategy goal	2017 target	2017
Strength and sustainability	Maintain bank CET1 ratio of 13%	CET1 ratio of 15.9%; up 250 basis points from Q4 2016
Customer experience	Significantly increase NPS or maintain No.1 in chosen customer segments	We have achieved target in half our key customer segments and Commercial Banking remains ahead of its main competitors. Trust has improved for both NatWest and Royal Bank of Scotland
Simplifying the bank	Reduce adjusted operating expenses by at least £750 million	Adjusted operating expenses down £810 million, or 9.6%, excluding VAT recoveries
Supporting growth	Net 3% growth on total PBB, CPB and RBSI loans to customers	Net customer loans in PBB, CPB and RBSI up 2.2%(3)
Employee engagement	Improve employee engagement	Employee engagement improved by 7 basis points to 83, 1 point above the GFS norm

Notes:
(1)
Income excluding own credit adjustments £69 million loss (2016 - £180 million gain), loss on redemption of own debt £7 million (2016 - £126 million), and strategic disposals £347 million (2016 - £164 million).

(2)
Operating expenses excluding litigation and conduct costs £1,285 million (2016 - £5,868 million), restructuring costs £1,565 million (2016 - £2,106 million), and VAT recoveries of £86 million (2016 - £227 million).

(3)	Excluding transfers. See notes on page 4 for further details.

Highlights

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
Performance key metrics and ratios	2017	2016	2017	2017	2016
Operating profit	2,239	(4,082)	(583)	871	(4,063)
Operating profit - adjusted (1,2)	4,818	3,674	512	1,245	1,185
Profit/(loss) attributable to ordinary shareholders	752	(6,955)	(579)	392	(4,441)
Net interest margin	2.13%	2.18%	2.04%	2.12%	2.19%
Average interest earning assets	£422,337m	£399,598m	£430,902m	£430,962m	£401,548m
Cost:income ratio (3)	79.0%	129.0%	111.5%	67.5%	230.2%
Cost:income ratio - adjusted (1,2,3)	58.2%	66.0%	73.6%	55.6%	66.3%
Earnings per share
- basic	6.3p	(59.5p)	(4.9p)	3.3p	(37.7p)
- basic fully diluted	6.3p	(59.5p)	(4.9p)	3.3p	(37.7p)
- adjusted basic (1,2)	25.2p	5.2p	3.0p	5.9p	7.0p
- adjusted fully diluted (1,2,4)	25.2p	5.2p	3.0p	5.9p	7.0p
Return on tangible equity	2.2%	(17.9%)	(6.7%)	4.5%	(48.2%)
Return on tangible equity - adjusted (1,2)	8.8%	1.6%	4.0%	8.2%	8.6%
Average tangible equity	£34,053m	£38,791m	£34,403m	£34,465m	£36,855m
Average number of ordinary shares
outstanding during the period (millions)
- basic	11,867	11,692	11,944	11,886	11,766
- fully diluted (4)	11,936	11,743	12,003	11,943	11,846

	Period ended
	31 December	30 September	31 December
Balance sheet related key metrics and ratios	2017	2017	2016
Total assets	£738.1bn	£751.8bn	£798.7bn
Funded assets	£577.2bn	£580.0bn	£551.7bn
Loans and advances to customers (excludes reverse repos)	£323.2bn	£324.7bn	£323.0bn
Customer deposits (excludes repos)	£367.0bn	£359.9bn	£353.9bn

Liquidity coverage ratio (LCR)	152%	147%	123%
Liquidity portfolio	£186bn	£177bn	£164bn
Net stable funding ratio (NSFR)	132%	126%	121%
Loan:deposit ratio	88%	90%	91%
Risk elements in lending	£8.9bn	£9.0bn	£10.3bn
Impairment provisions	£3.8bn	£3.9bn	£4.5bn
Short-term wholesale funding	£18bn	£21bn	£14bn
Wholesale funding	£70bn	£69bn	£59bn

Common Equity Tier 1 (CET1) ratio	15.9%	15.5%	13.4%
Total capital ratio	21.3%	20.6%	19.2%
Risk-weighted assets (RWAs)	£200.9bn	£210.6bn	£228.2bn
CRR leverage ratio	5.3%	5.3%	5.1%
UK leverage ratio	6.1%	6.0%	5.6%

Tangible net asset value (TNAV) per ordinary share	294p	299p	296p
Tangible net asset value (TNAV) per ordinary share - fully diluted	292p	298p	294p
Tangible equity	£35,164m	£35,621m	£34,982m
Number of ordinary shares in issue (millions)	11,965	11,905	11,823
Number of ordinary shares in issue (millions) - fully diluted (4,5)	12,031	11,950	11,906

Notes:
(1)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Operating lease depreciation included in income (year ended 31 December 2017 - £142 million, year ended December 2016 - £152 million, Q4 2017 - £35 million, Q3 2017 - £35 million; Q4 2016 - £37 million).

(4)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q4 2017 were 59 million shares and for the twelve months ended 31 December 2017 were 69 million shares (year ended 31 December 2016 51 million shares; Q3 2017 - 57 million shares; Q4 2016 - 80 million shares) and as at 31 December 2017 were 66 million shares (30 September 2017 - 45 million shares, 31 December 2016 - 83 million shares)

(5)	Includes 16 million treasury shares (30 September 2017 - 17 million shares; 31 December 2016 - 39 million shares).

Business performance summary

Personal & Business Banking
UK Personal & Business Banking (UK PBB)
UK PBB now includes the business previously described as Williams and Glyn. Adjusted operating profit of £3,084 million was 18.4% higher than in 2016, including a £185 million debt sale gain. Income increased by 5.7% to £6,477 million supported by a 5.9% increase in net loans and advances, which more than offset margin contraction. Adjusted operating expenses were 7.1% lower than 2016 reflecting reduced headcount and lower back-office operations costs. Adjusted return on equity increased to 30.7% in 2017 from 25.1% in 2016. There are a range of variables that could impact near to medium term returns, including RWA inflation as a result of a change in Bank of England mortgage risk weighting.

Gross new mortgage lending was £31.0 billion, with market share of new mortgages at approximately 12%, supporting growth in stock share to approximately 10%. Mortgage approval share in Q4 2017 decreased to approximately 12%, from around 14% in Q3 2017, and mortgage new business margins were 14 basis points lower in the quarter, in part reflecting intense price competition in the market. UK PBB continues to invest in its digital offering and now has 5.5 million customers regularly using its mobile app, 20% higher than December 2016, and in 2017 was the first bank to launch a paperless mortgage journey.

Ulster Bank RoI
Ulster Bank RoI reported an adjusted operating profit of €109 million and an adjusted return on equity of 3.6% in 2017. Adjusted income decreased by €8 million, or 1.1%, primarily reflecting a reduction in income on free funds, partially offset by one-off items, higher lending income and reduced funding costs. Gross new lending increased by 3.4% from €2.5 billion in 2016 to €2.6 billion. Further cost efficiencies have been achieved, with adjusted expenses reducing by €43 million in 2017. Ulster Bank RoI was amongst the first banks in Ireland to introduce Apple Pay and Android Pay and now over 70% of our customers are actively using our digital proposition, increased from 58% of our active customer base in 2016.  We continue to reposition capital, with REILs down by 9.8% to €3.7 billion, representing 15.9% of gross customer loans, compared with 17.5% in 2016.

Commercial & Private Banking
Commercial Banking
Commercial Banking includes selected assets from the former Capital Resolution business from 1 October 2017. Adjusted operating profit of £1,308 million was 2.7% higher than 2016 and adjusted return on equity remained broadly stable at 8.2%. Income increased by 2.0% due to increased volumes in targeted segments and deposit re-pricing benefits. Adjusted operating expenses reduced by 6.3% reflecting operating model simplification and productivity improvements, including a 16.4% reduction in front office headcount. Commercial Banking net impairment losses of £362 million increased by £156 million, reflecting a small number of single name impairments.

Adjusting for transfers(1), net lending decreased by £4.9 billion in 2017, as growth in targeted segments has been more than offset by active management of the lending book, achieving gross RWA reductions of £12.5 billion. With the successful launch of our entrepreneur accelerator hub in London we now have 12 business accelerators throughout the UK. Across these hubs, over 3,800 start ups have benefitted from our support, which has helped them raise £255 million of investment while creating over 8,000 jobs.

Private Banking
Private Banking now includes the Collective Investment Funds business transferred from UK PBB on 1 October 2017. Adjusted operating profit increased by £78 million, or 52.3%, to £227 million and adjusted return on equity increased to 11.3% from 7.8%. Adjusting for transfers, income increased by £12 million due to higher lending volumes and an £8 million gain on a  property sale, partially offset by margin pressure. A 12.9% reduction in adjusted operating expenses was supported by an 11.8% reduction in front office headcount. Net loans and advances increased by 10.7% to £13.5 billion and assets under management increased by 14.4%, adjusting for transfers(2). We continue to focus on delivering the best customer experience, including investing in digital by launching Coutts Invest and an enhanced mobile experience, and we were awarded Best Private Bank in the UK at the Global Private Banking Awards 2017.

For notes refer to the following page.

Business performance summary

RBS International
RBSI reported an adjusted operating profit of £184 million, 5.6% lower than 2016. Income increased by 4.0% driven by increased lending and deposit volumes and re-pricing actions on the deposit book. Adjusted operating expenses increased by 19.5% reflecting increased operational costs associated with becoming a non ring-fenced bank. Despite this, adjusted return on equity remained robust at 12.6%. RWAs of £5.1 billion reduced by £4.4 billion compared with 2016 reflecting the benefit of receiving regulatory approval for RBSI to adopt an advanced internal ratings based approach on the wholesale corporate book.

NatWest Markets
Following the closure of the former Capital Resolution business in Q4 2017, NatWest Markets now includes legacy run-off assets alongside its core businesses. An operating loss of £977 million was reported in 2017, including a profit of £41 million in the core business. Adjusted operating loss of £264 million, compared with £1,231 million in 2016. Adjusted income in the core business increased by 9.5% to £1,665 million, largely driven by Rates as the business navigated markets well. Legacy disposal losses, other adjustments and impairments of £513 million were incurred in 2017, compared with £825 million in 2016. Adjusted operating expenses reduced by 26.7% reflecting a significant reduction in the legacy business, as it moved towards closure, and cost reductions in the core business. RWAs decreased by £15.3 billion, adjusting for transfers, to £52.9 billion primarily reflecting legacy business reductions. At the end of 2017 the legacy business within NatWest Markets had RWAs of £14.0 billion, excluding RBS's stake in Alawwal Bank, a reduction of £10.9 billion, adjusting for transfers(3), over the course of the year.
Notes:
(1)
Shipping and other activities which were formerly in Capital Resolution, were transferred from NatWest Markets on 1 October 2017, including net loans and advances to customers of £2.6 billion and RWAs of £2.1 billion. Commercial Banking transferred whole business securitisations and relevant financial institution's (RFI) to NatWest Markets during December 2017, including net loans and advances to customers of £0.8 billion and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

(2)
UK PBB Collective Investment Funds (CIFL) business was transferred from UK PBB on 1 October 2017, including total income in Q4 2017 of £11 million and assets under management of £3.3 billion. Private Banking transferred Coutts Crown Dependency (CCD) to NatWest Markets during Q4 2017, including total income of £2 million and assets under management of £1.3 billion. Comparatives were not re-presented for these transfers.

(3)
Shipping and other activities which were formerly in Capital Resolution, were transferred to Commercial Banking on 1 October 2017, including RWAs of £2.1 billion. Whole business securitisations and relevant financial institutions (RFI) were transferred from Commercial Banking during December 2017, including  RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

(4)
Transfers include £0.4 billion loans and advances transferred from Commercial Banking to UK PBB during 2017 to better align Business banking customers. Comparatives were not re-presented for these transfers

Outlook

2018 Outlook(1)
We reiterate our medium term outlook on both return on tangible equity and cost:income ratio. We also now intend to accelerate the transformation of the bank which necessitates increased investment and innovation spend together with additional restructuring costs. As a result operating costs, excluding restructuring and litigation and conduct costs, will reduce compared with 2017, but the rate of cost reduction will be materially lower than in 2017. We expect to incur restructuring charges of around £2.5 billion across 2018 to 2019 cumulatively, of which c.£0.3 billion relates to the completion of the State Aid remedy and reintegration of the former Williams & Glyn (W&G) business into UK PBB. This is compared to previous guidance of around £1 billion excluding the impact of W&G, with around two thirds of the remaining c.£1.2 billion increase being driven by costs associated with the accelerated transformation.

RBS continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment and manage both conduct-related investigations and litigation, including relating to RMBS. Substantial additional charges and costs may be recognised in the coming quarters.

With the introduction of IFRS9, impairments are expected to be more volatile and we continue to remain mindful of potential downside risks, particularly from single name and sector driven events. The consensus view of Brexit suggests a weaker UK economy in the short to medium term. With the current high level of UK household debt and real wage compression, any increases in unemployment and interest rates present a threat to retail impairment rates. In wholesale portfolios further softening of GDP growth would be expected to impact credit losses negatively. We retain our guidance that through the cycle losses would be in the range of 30-40bps.

By the end of 2018, we expect bank RWAs to be lower by £5-10 billion. This is despite model uplifts in Commercial Banking in 2018 which are expected to drive some RWA inflation. The majority of the gross RWA reductions will be within NatWest Markets legacy assets, including the benefit of the anticipated merger between Alawwal Bank and Saudi British Bank, and Commercial Banking.

RBS Group capital and funding issuance plans for 2018 focus on issuing £4-6 billion MREL-compliant securities. We do not currently anticipate the need for either AT1 or Tier 2 issuances. As in 2017, we will continue to target other funding markets to diversify our funding structure. In support of the ring-fencing requirements and to build up RBS Plc (to be renamed NatWest Markets Plc) as a standalone non ring-fenced bank, we anticipate issuing £2-4 billion of senior unsecured issuance from this entity in addition to continued reliance on short term funding.

In the near to medium term, we would expect the Bank to maintain a CET1 ratio in excess of our 13% target given a range of variables that are likely to impact us over the coming years. These include:

●	potential final costs of a resolution with the US Department of Justice;
●	future potential pension contributions and the interplay with capital buffers for the bank for investment risk being run in the pension plan;
●	RWA inflation as a result of IFRS 16, Bank of England mortgage floors and Basel 3 amendments;
●	expected increased and pro-cyclical impairment volatility as a result of IFRS 9; and
●	the collective impact of these items on our stress test results

We remain committed to restarting capital distributions when permitted, with resolution with the US Department of Justice being a key milestone to enable this.

Note:
(1)
The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in this document and in the "Risk Factors" on pages 372  to 402 of the 2017 Annual Report and Accounts. These statements constitute forward looking statements, refer to Forward Looking Statements on pages 46 and 47 of this announcement.

Outlook

Medium term outlook
We retain our target of achieving a sub 50% cost:income ratio and above 12% return on equity by 2020.

While we expect operating costs to reduce each year from 2018 to 2020, given the increased level of investment and innovation spend expected over the coming years we are no longer guiding to an absolute 2020 cost base.

The NatWest Markets segment balance sheet as at end 2017 is broadly similar to the expected target balance sheet of NatWest Markets Plc (currently RBS Plc) after the ring-fence transfer schemes to be carried out during 2018.  In preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.  These changes included the NatWest Markets segment absorbing the former Capital Resolution segment (other than for certain shipping and portfolio assets). Notwithstanding a planned capital reduction exercise in July 2018, by 2020 this entity is targeting a capital base with a consolidated end state CET1 ratio of 14%, a leverage ratio greater than 4% and a total capital ratio of at least twice the CET1 ratio, including the benefit of downstreamed internal MREL. By 2020, NatWest Markets targets a RWA position of c.£35 billion including legacy assets, with the legacy assets generating minimal associated income, and an overall cost base of around £1 billion.

Trading update
Overall, RBS has had a positive start to 2018.

2017 RBS performance summary

Customer

In 2017 we made it our goal to significantly increase NPS or maintain number one in our chosen customer segments. This strategy was implemented to support the overall aim of being the number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to track the progress we are making to achieve our goals in each of our markets and to also measure our customers' experience.

To measure advocacy, customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating 'extremely likely' and 0 indicating 'not at all likely'.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. The net-promoter score (NPS) is established by subtracting the proportion of detractors from the proportion of promoters.

We also use independent experts to measure our customers' trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Our Commercial Banking NPS has remained stable during 2017 and remains ahead of its main competitors. In England & Wales, NPS for NatWest Personal Banking has also remained stable and we have met our target for customer trust. In Scotland, while we have not met our target for customer trust for Royal Bank of Scotland, it has increased strongly year on year. We do recognise that significant work is required to improve our customer experience and we continue our work to resolve the ongoing reputational and legacy issues.

		Q4 2016	Q3 2017	Q4 2017
NPS: Personal Banking	NatWest (England & Wales)(1)	13	12	12
	Royal Bank of Scotland (Scotland)(1)	(4)	(13)	(6)
	Ulster Bank (Northern Ireland)(2)	(16)	(4)	(5)
	Ulster Bank (Republic of Ireland)(2)	(7)	(6)	(7)
NPS: Business Banking	NatWest (England & Wales)(3)	(2)	(10)	(7)
	Royal Bank of Scotland (Scotland)(3)	(5)	(14)	(15)
NPS: Commercial Banking(4)		20	21	21
Trust(5)	NatWest (England & Wales)	55%	59%	57%
	Royal Bank of Scotland (Scotland)	13%	22%	27%

Notes:
(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3361) Royal Bank of Scotland (Scotland) (440). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?" Base: Claimed main banked current account customers.

(2)
Source: Coyne Research 12 month rolling data. Latest base sizes: Ulster Bank NI (294) Ulster Bank RoI (275) Question: "Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely".

(3)
Source: Charterhouse Research Business Banking Survey, YE Q4 2017.  Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: NatWest England & Wales (1245), RBS Scotland (437). Question: "How likely would you be to recommend (bank)". Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(4)
Source: Charterhouse Research Business Banking Survey, YE Q4 2017.  Commercial £2m+ in GB (RBSG sample size, excluding don't knows: (904). Question: "How likely would you be to recommend (bank)". Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

(5)
Source: Populus. Latest quarter's data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest,
England & Wales (948), RBS Scotland (203).

Chief Executive's message

Putting the past behind us. Investing for the future
In 2017 we continued to make good progress in building a simpler, safer and more customer focused bank. I am pleased to report to shareholders that the bank made an operating profit before tax of £2,239 million in 2017, and for the first time in ten years we have delivered a bottom Iine profit of £752 million.

We have achieved profitability through delivering on the strategic plan that was set out in 2014. The first part of this plan was focused on building financial strength by reducing risk and building a more sustainable cost base. So far, we have reduced our risk-weighted assets by £228 billion and today can report a Common Equity Tier 1 ratio of 15.9% up from 8.6% in 2013. Our financial strength is now much clearer. Over the same period we have reduced operating costs by £3.9 billion. We still have more to do on cost reduction, however this reflects the progress we have made in making the bank more efficient.

A clear indication of the outstanding progress we have made is that from the first quarter of 2018, we will no longer report adjusted financials.

At the same time as building financial strength, we have also made progress with the legacy of our past and improving our core bank. We have delivered on this by resolving a number of our litigation and conduct issues. This includes reaching settlements last year with FHFA in respect of our historical at Retail Mortgage Backed Securities (RMBS) activities and with claimants in relation to our 2008 Rights Issue. In 2017 we also continued to run down our legacy assets. The wind-up of our non-core division, Capital Resolution in 2017, was an important moment.

As part of the support we received in 2008 and 2009, the bank was mandated to meet certain requirements under a State Aid restructuring plan. In 2017, we received approval for an alternative remedies package, which replaced our original plan to divest of the business formally known as Williams & Glyn. This is a good solution, both for improving competition in the UK SME banking market, and for shareholders.

With this solution in place and currently being implemented, the number of legacy issues the bank faces has reduced. However, we have one major legacy issue that we have yet to resolve which is with the US Department of Justice. The timing of the resolution of this issue is not in our control.

The bank has received significant media attention for its treatment of some small business customers between 2008 and 2013. To those customers who did not receive the experience they should have done while in GRG we have apologised. We accept that we got a lot wrong in how we treated customers in GRG during the crisis. However, these were complex and subjective cases with each case having unique facts about what was the right thing to do. The bank welcomes the FCA's confirmation that the most serious allegations made against the bank have not been upheld and that the steps the bank announced in November 2016 to put things right for customers are appropriate.

We have made significant progress in improving our culture since then.

Today this bank is a simpler and safer organisation, with colleagues now fully focused on our customers.

I want to thank our colleagues for their commitment and resolve during what has been a difficult chapter in the bank's history. Our most recent colleague survey, Our View, reported the highest engagement levels in ten years. We also recently won the 'Employee Engagement Company of the Year' at the UK Employee Engagement Awards. This shows that our culture is improving. This bank is now more open, less hierarchical and more focused on our customers. Our colleagues serve and support millions of customers across the UK and Republic of Ireland every day, it is vital to our success that they feel engaged and motivated.

Chief Executive's message

Investing to transform our business
When I started as CEO in 2014 the bank was far too complex. We operated in 38 countries, with over 5,000 systems supporting hundreds of different products. In our credit card business alone we offered 55 different card designs, as the organisation had grown we had added complexity which distracted us from our key stakeholder, the customer. Our customers want a bank which protects their safety and security, and is also responsive to their needs.

Today we have exited 26 countries and now have a more focused product set, underpinned by almost half the number of systems we previously had. Simplification will continue to be a key focus for the organisation in 2018. We are going through all of our end-to-end customer processes to ensure they are fit for purpose.

Our mortgage application journey is experienced by thousands of customers every day. With one of our strategic aims being to grow in this market, the benefits of simplification and automation in this area are vast. Given this, in 2017 NatWest was the first UK bank to offer paperless mortgages. Customers can now apply for a completely digital mortgage which uses the latest technology to securely share and verify documents online. With this new proposition, mortgage offers can now be made within 11 days, down from 23 days before. The process also eliminates close to 4.3 million sheets of paper a year, reducing our impact on the environment.

The opportunities created by greater simplification and automation, in terms of improved controls, cost reduction and a better customer experience, are significant for this bank.

As well as transforming our processes and products, in 2017 we continued to reap the benefits of refocusing our main customer-facing brands. With each now speaking to a unique constituency of customers, we are better placed to differentiate ourselves from our competitors. With NatWest for England and Wales, Royal Bank of Scotland, for Scotland and Ulster Bank for the island of Ireland - we truly are a bank of brands in the UK and the Republic of Ireland.

Customer driven change
Listening and responding to our customers is helping us to get closer to meeting our goal to be No.1. In light of this we have continued with the roll out of Closed Loop Feedback in 2017. Today, within 24 hours of an interaction taking place, customers can provide specific, actionable feedback directly to the teams that serve them, empowering colleagues to listen, learn from and act on what our customers are telling us. With our complaints volumes down 9% on the previous year, and our Net Promoter scores improving in half of our chosen customer segments, we continue to see the benefits of customer driven change in this bank.  We still have a lot of work to do to meet our 2020 ambition of being the number one bank for customer service, trust and advocacy.

Listening to our customers is not only reducing complaints, it's also driving product and service improvements. In our commercial bank for instance, in response to customers' demand for greater speed and efficiency, we have developed self service account opening. Through this channel more than 90% of our new to bank commercial customers are able to initiate account openings themselves and, crucially, are doing it 30 minutes faster than if they used telephony. Customers told us this was a pain point for them and we have responded.

Listening to our customers and investing to simplifying our processes is helping us build a bank which is lower cost, and competitive in our target markets - improving outcomes for both customers and shareholders.

We are committed to running the bank as a more sustainable business, serving today's customers in a way that also helps future generations. As technological, social and environmental changes shape the world, it's important to stay connected with evolving customer needs, our shareholders and the wider expectations of society. One of the ways in which we are doing this is through our Board-level stakeholder engagement programme where we proactively listen, learn and engage with our stakeholders to improve the way we do business.

Chief Executive's message

Supporting the UK economy
While transforming the bank, we have continued to support the UK economy. In 2017 we extended £33.9 billion in new mortgage lending, helping grow our mortgage market share for the fifth consecutive year. We continue to target growth in our mortgage market share in 2018.

We are also the biggest supporter of UK business. Our commercial bank grew lending in our target markets, this commitment supported both recognised household names and fledgling start-ups. Our commitment to business goes beyond simple financing, our Entrepreneurial Spark programme continued to grow in 2017 and has supported over 3,800 new businesses since 2012 with award-winning facilities and an outstanding support network. Our work is also being recognised externally. In 2017 NatWest was awarded Best Business Bank in the UK by the National Association of Commercial and Finance Brokers.

Throughout 2017 NatWest Markets has continued to deepen its customer relationships by providing global market access and innovative and tailored solutions.  As well as increasing employee engagement and improving the control environment, the business has made material progress to realise cost and operating efficiencies.

Responding to technological change
The financial services industry is going through one of the most significant periods of change we have seen in many years, and we are responding.

Like other industries, the digital revolution has naturally led to lower footfall in our branches. Branch transactions are down 40% on 2013, as increasingly our customers prefer the convenience and ease of digital banking. Given this we have made some difficult, but necessary, decisions around the scale of our branch network in 2017. This does not mean we are not supporting our customers. In fact we are providing customers more ways to bank than ever before, be that through a visit to their local Post Office, a visit from one of our 39 mobile branches, which visit over 600 towns and villages on a weekly basis, meeting one of our 100 community bankers, a digital appointment with one of our video bankers, logging on to internet banking platform, or banking on the go with our market leading mobile app. Our customers have never had as many channels through which to undertake their banking.

For the first time we now have more active mobile users than users online, a clear indication of the direction of travel of our customers' banking preferences.

Our ambition is for the standard of service we provide to always be outstanding, no matter how our customers choose to interact with us. In 2018 our branches will increasingly focus providing specialised expertise and advice as well as on helping customers tap into the wealth of ease and efficiency they can experience through using our digital channels.

In our commercial bank, we are supporting customers shift to mobile through building our online service Bankline service into an app. Currently, 90,000 commercial customers are active on Bankline. In the future we expect this to move increasingly to mobile.  In 2018, we will also launch Bankline mobile for our larger commercial customers. This new service will act as a companion to our current Bankline on-line technology. Initially, customers will be able to view transactions and send payments with biometric approval. In the coming quarters we will further expand the scope of what Bankline Mobile offers.

Chief Executive's message

Embracing the latest in digital innovation
We know that we cannot stand still on innovation as our competitors certainly are not.  Over the last few years we have invested in building our partnerships and scouting networks across the globe to ensure we are at the cutting edge of technology. We have developed some excellent  partnerships and one area we have advanced significantly in is Artificial Intelligence (AI).

By harnessing the latest in computer learning and speech recognition, in partnership with IBM, we have built an AI chatbot, called Cora. Cora is helping our customers with many of their most common queries. Crucially Cora is available 24/7, has no 'wait-time' to serve a customer and can handle an unlimited number of queries at the same time. Since Q1 2017 Cora has handled over four hundred thousand conversations responding to over two hundred different questions.

In partnership with Soul Machines, we are investing now to build an evolution of Cora for 2018, giving her a visual avatar acting as the interface with our customers. Initial trials are proving a success with customers telling us that using Cora made them less concerned about converting to our other digital channels.  While many customers felt empowered to be more direct in their questioning of Cora, as they felt much safer and more secure with her.

Through digital innovation we will serve customers more efficiently, be more responsive to their needs and at the same reduce costs in the business and build a more solid control environment.

Looking forward
In the past our legacy has dominated our corporate story. In 2017 our financial strength improved and we continued to put the past behind us. We are entering a new phase of transforming the core bank through technology innovation and end-to-end process re-engineering. Our future will be high tech and high touch, which means lower cost, high quality digital services with human expertise available when required.

Conclusion
I would like to thank shareholders for their continued support. We welcome the indication in the Chancellor's budget statement about the potential to restart share sales during the fiscal year 2018/2019, again this is a further proof of the progress we have made.

We recognise our responsibility towards the society we serve and operate in. It is only by supporting our customers and communities to succeed that we will be become a more sustainable bank. I, together with my management team, view this as a core part of our ambition to be No.1 for customer service, trust and advocacy.

As the number of our legacy issues reduces, and our business performance improves, the investment case for this bank is clearer, and the prospect of us rewarding our shareholders is getting closer.

Analysis of results

Summary consolidated income statement for the period ended 31 December 2017

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m
Net interest income	8,987	8,708	2,211	2,304	2,208

Own credit adjustments	(69)	180	9	(5)	(114)
(Loss)/gain on redemption of own debt	(7)	(126)	-	-	1
Strategic disposals	347	164	191	-	-
Other non-interest income	3,875	3,664	646	858	1,121

Non-interest income	4,146	3,882	846	853	1,008

Total income	13,133	12,590	3,057	3,157	3,216

Litigation and conduct costs	(1,285)	(5,868)	(764)	(125)	(4,128)
Restructuring costs	(1,565)	(2,106)	(531)	(244)	(1,007)
Other expenses	(7,551)	(8,220)	(2,111)	(1,774)	(2,219)

Operating expenses	(10,401)	(16,194)	(3,406)	(2,143)	(7,354)

Profit/(loss) before impairment (losses)/releases	2,732	(3,604)	(349)	1,014	(4,138)
Impairment (losses)/releases	(493)	(478)	(234)	(143)	75

Operating profit/(loss) before tax	2,239	(4,082)	(583)	871	(4,063)
Tax (charge)/credit	(824)	(1,166)	168	(265)	(244)

Profit/(loss) for the period	1,415	(5,248)	(415)	606	(4,307)

Attributable to:
Non-controlling interests	35	10	14	(8)	(27)
Other owners	628	504	150	222	161
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	752	(6,955)	(579)	392	(4,441)

Total income

Statutory total income	13,133	12,590	3,057	3,157	3,216
Adjusted for
Own credit adjustments	69	(180)	(9)	5	114
Loss/(gain) on redemption of own debt	7	126	-	-	(1)
Strategic disposals	(347)	(164)	(191)	-	-

Adjusted total income	12,862	12,372	2,857	3,162	3,329

Notable items within adjusted total income
IFRS volatility in Central items(1)	2	(510)	(173)	21	308
UK PBB debt sale gain	185	19	9	168	15
Commercial Banking disposal gain/(loss)	6	-	(46)	52	-
FX (losses)/gains in Central items	(183)	446	(8)	(67)	140
NatWest Markets legacy business disposal losses	(712)	(491)	(163)	(446)	(325)

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
Net interest income	£m	£m	£m	£m	£m

Net interest income
RBS	8,987	8,708	2,211	2,304	2,208

- UK Personal & Business Banking	5,130	4,945	1,272	1,294	1,263
- Ulster Bank RoI	421	409	111	104	105
- Commercial Banking	2,286	2,143	575	570	542
- Private Banking	464	449	122	116	111
- RBS International	325	303	81	83	77
- NatWest Markets	203	343	38	99	73
- Central items & other	158	116	12	38	37
Average interest earning assets (IEA)

RBS	422,337	399,598	430,902	430,962	401,548
- UK Personal & Business Banking	179,453	166,778	182,614	181,131	172,849
- Ulster Bank RoI	25,214	25,193	25,056	26,073	26,259
- Commercial Banking	131,177	121,677	130,055	130,047	128,174
- Private Banking	18,799	16,887	19,796	19,242	17,679
- RBS International	23,930	22,254	24,062	23,667	22,793
- NatWest Markets	31,231	37,856	27,442	32,592	33,780
- Central items & other	12,533	8,953	21,877	18,210	14
Yields, spreads and margins of the banking business
Gross yield on interest-earning assets of the
banking business (1,2)	2.57%	2.80%	2.49%	2.55%	2.72%
Cost of interest-bearing liabilities of banking business (1)	(0.69%)	(0.94%)	(0.76%)	(0.66%)	(0.82%)
Interest spread of the banking business (1,3)	1.88%	1.86%	1.73%	1.89%	1.90%
Benefit from interest-free funds	0.25%	0.32%	0.31%	0.23%	0.29%

Net interest margin (4)

RBS	2.13%	2.18%	2.04%	2.12%	2.19%
- UK Personal & Business Banking	2.86%	2.97%	2.76%	2.83%	2.91%
- Ulster Bank RoI	1.67%	1.62%	1.76%	1.58%	1.59%
- Commercial Banking	1.74%	1.76%	1.75%	1.74%	1.68%
- Private Banking	2.47%	2.66%	2.44%	2.39%	2.50%
- RBS International	1.36%	1.36%	1.34%	1.39%	1.34%
- NatWest Markets	0.65%	0.91%	0.55%	1.24%	0.86%

Third party customer rates (5)
Third party asset rates
- UK Personal & Business Banking	3.47%	3.83%	3.38%	3.45%	3.64%
- Ulster Bank RoI (6)	2.38%	2.19%	2.47%	2.29%	2.20%
- Commercial Banking	2.73%	2.77%	2.77%	2.68%	2.65%
- Private Banking	2.71%	2.90%	2.76%	2.67%	2.76%
- RBS International	2.71%	3.04%	2.59%	2.77%	2.93%

Third party customer funding rate
- UK Personal & Business Banking	(0.16%)	(0.45%)	(0.21%)	(0.15%)	(0.28%)
- Ulster Bank RoI (6)	(0.31%)	(0.50%)	(0.24%)	(0.28%)	(0.42%)
- Commercial Banking	(0.15%)	(0.33%)	(0.20%)	(0.10%)	(0.27%)
- Private Banking	(0.09%)	(0.18%)	(0.11%)	(0.10%)	(0.12%)
- RBS International	(0.02%)	(0.14%)	(0.03%)	(0.01%)	(0.08%)
Notes:
(1)
For the purpose of calculating gross yields and interest spread, both interest receivable and payable has decreased by £182 million (2016 - £76 million) and by £55 million for Q4 2017 (Q4 2016 - £20 million) in respect of negative interest.

(2)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(3)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(4)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(5)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(6)
Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Analysis of results

2017 compared with 2016
●
Net interest income of £8,987 million increased by £279 million compared with 2016. The movement was principally driven by higher mortgage volumes in UK PBB, up £185 million or 3.7%, and deposit re-pricing benefits in Commercial Banking, up £143 million or 6.7%, partially offset by planned balance sheet reductions in NatWest Markets.

●	The net interest margin (NIM) was 2.13% for 2017, 5 basis points lower than 2016 reflecting increased liquidity, mix impacts and competitive pressures on margin.
●
UK PBB NIM of 2.86% was 11 basis points lower than 2016 reflecting lower mortgage margins, asset mix and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016 and following the Q4 2017 base rate increase.

●
Ulster Bank RoI NIM increased by 5 basis points to 1.67% driven by a combination of improved deposit and loan margins, one-off income adjustments and successful deleveraging measures in 2016 which have reduced the concentration of low yielding loans.

●	Commercial Banking NIM decreased by 2 basis points as active re-pricing of assets and deposits has been more than offset by asset margin pressure in a low rate environment.
●
Private Banking NIM decreased by 19 basis points to 2.47% reflecting the competitive market and low rate environment, partially offset by higher funding benefits on deposits following the Q4 2017 base rate increase.

●	RBSI NIM remained stable at 1.36% as active re-pricing of deposits has been offset by the low rate environment.
●	Structural hedges of £129 billion generated a benefit of £1.3 billion through net interest income for the year.

Q4 2017 compared with Q3 2017
●	Net interest income of £2,211 million decreased by £93 million compared with Q3 2017 principally driven by one-off income releases in Q3 2017 relating to NatWest Markets.
●
NIM for Q4 2017 was 2.04%, 8 basis points lower than Q3 2017 driven by one-off income releases in Q3 2017 and a Q4 2017 charge in UK PBB associated with an annual review of mortgage customer repayment behaviour. Excluding the impact of one-off adjustments, NIM was broadly stable.

Q4 2017 compared with Q4 2016
●	Net interest income of £2,211 million remained broadly stable compared with Q4 2016 as higher volumes and re-pricing benefits have been offset by planned balance sheet reductions in NatWest Markets.
●	NIM was 2.04% for Q4 2017, 15 basis points lower than Q4 2016 reflecting increased liquidity, mix impacts and competitive pressures on margin.
●
Average interest earning assets increased by £29,354 million, or 7.3%, compared with Q4 2016 reflecting increased asset volumes in UK PBB, 5.6% higher, and a £21,863 million increase in Central items associated with a build-up in liquidity.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
Operating expenses	£m	£m	£m	£m	£m

Statutory operating expenses	10,401	16,194	3,406	2,143	7,354
Adjusted for
Litigation and conduct costs	(1,285)	(5,868)	(764)	(125)	(4,128)
Restructuring costs	(1,565)	(2,106)	(531)	(244)	(1,007)

Adjusted operating expenses	7,551	8,220	2,111	1,774	2,219

Notable items within adjusted operating expenses
VAT recovery in Central items	86	227	6	29	-

Notable items within restructuring costs
Property exit costs	(303)	-	(100)	14	-

Employee numbers (FTE-thousands)	71.2	77.8	71.2	73.6	77.8
				Year ended
				31 December	31 December
				2017	2016
UK Bank levy segmental allocations				£m	£m
UK Personal & Business Banking				33	34
Ulster Bank RoI				1	3
Commercial Banking				91	90
Private Banking				18	19
RBS International				14	19
NatWest Markets				28	35
Central items				30	(10)

Total UK Bank levy				215	190

Analysis of results

2017 compared with 2016
●
Total operating expenses of £10,401 million were £5,793 million, or 35.8%, lower than 2016 reflecting a £4,583 million reduction in litigation and conduct costs, a £669 million, or 8.1%, reduction in adjusted operating expenses and a £541 million reduction in restructuring costs.

●
Excluding VAT recoveries, adjusted operating expenses have reduced by £810 million for the year, ahead of our £750 million targeted reduction, with approximately 45% of the cost reduction delivered across PBB, CPB, RBSI and the NatWest Markets core business, adjusting for transfers.

● Staff costs of £3,923 million were £559 million, or 12.5%, lower than 2016 underpinned by a 6,600, or 8.5%, reduction in FTEs.
●
Restructuring costs of £1,565 million included: a £303 million charge relating to the reduction in our property portfolio; a £319 million charge in NatWest Markets principally relating to the run-down and closure of the legacy business; £221 million relating to the business previously described as Williams & Glyn; £194 million in respect of implementing ring-fencing requirements; and a £73 million net settlement relating to the RBS Netherlands pension scheme.

●
Litigation and conduct costs of £1,285 million included: additional charges in respect of settlement with Federal Housing Finance Agency (FHFA) and the California State Attorney General and additional RMBS related provisions in the US; a further provision in relation to settling the 2008 rights issue shareholder litigation; an additional £175 million PPI provision; and a £169 million provision in Ulster Bank RoI for customer remediation and project costs relating to tracker mortgages and other legacy business issues.

Q4 2017 compared with Q3 2017
●
Total operating expenses of £3,406 million were £1,263 million higher than Q3 2017 reflecting a £639 million increase in litigation and conduct costs, a £337 million increase in adjusted operating expenses and a £287 million increase in restructuring costs.

●
Adjusted operating expenses of £2,111 million were £337 million higher than Q3 2017 reflecting the UK bank levy charge of £215 million, the non-repeat of £55 million of VAT and other releases in Q3 2016 and the timing of innovation and marketing spend in the quarter.

●
Restructuring costs of £531 million included: a £97 million charge relating to the reduction in our property portfolio; a £129 million charge in NatWest Markets including costs relating to the run-down and closure of the legacy business and back office restructuring activity in the core business; £147 million relating to the business previously described as Williams & Glyn; and £59 million in respect of implementing ring-fencing requirements.

●
Litigation and conduct costs of £764 million included: £442 million of additional US RMBS related provisions; an additional £175 million PPI provision and a £135 million provision in Ulster Bank RoI for customer remediation and project costs relating to tracker mortgages and other legacy business issues.

Q4 2017 compared with Q4 2016
●
Total operating expenses of £3,406 million were £3,948 million lower than Q4 2016 reflecting a £3,364 million reduction in litigation and conduct costs, a £476 million reduction in restructuring costs and a £108 million reduction in adjusted operating expenses.

● Adjusted operating expenses of £2,111 million were £108 million, or 4.9%, lower than Q4 2016 reflecting cost efficiencies and reduced headcount.

Analysis of results
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
Impairment (releases)/losses	£m	£m	£m	£m	£m

Impairment losses	493	478	234	143	(75)

Notable items within impairment losses
Ulster Bank RoI impairment losses/(releases)	60	(113)	81	(10)	(47)
Commercial Banking impairment losses	362	206	117	151	83
NatWest Markets impairment (releases)/losses	(174)	253	(26)	(71)	(130)

	31 December	30 September	31 December
Credit metrics	2017	2017	2016

Gross customer loans	£326,998m	£328,504m	£327,478m
Loan impairment provisions	£3,814m	£3,854m	£4,455m
Risk elements in lending (REIL)	£8,904m	£9,019m	£10,310m
Provisions as a % of REIL	43%	43%	43%
REIL as a % of gross customer loans	2.7%	2.7%	3.1%
Provisions as a % of gross customer loans	1.2%	1.2%	1.4%

2017 compared with 2016
●	A net impairment loss of £493 million, 15 basis points of gross customer loans, compared with £478 million in 2016.
●	UK PBB reported a net impairment charge of £235 million, or 14 basis points of gross customer loans, reflecting continued benign credit conditions.
●
Ulster Bank RoI reported a net impairment loss of €68 million compared with a €138 million release in 2016. The charge for the year included a provision relating to a change in the non performing loan strategy to allow for further portfolio sales whilst 2016 included gains arising from the impact of asset disposals.

●	Commercial Banking net impairment losses of £362 million were £156 million higher than 2016, reflecting a small number of single name impairments.
●	NatWest Markets net impairment release of £174 million compared with a net impairment loss of £253 million in 2016 and mainly comprised releases relating to the legacy business.
●
REIL reduced by £1,406 million during 2017 to £8,904 million principally reflecting reductions in NatWest Markets, as legacy portfolios are run-down, and reductions across UK PBB and Ulster Bank RoI. REIL represented 2.7% of gross customer loans, compared with 3.1% in 2016.

Q4 2017 compared with Q3 2017
●	A net impairment loss of £234 million, or 29 basis points of gross customer loans, compared with £143 million in Q3 2017.
●
Ulster Bank RoI reported a net impairment charge of €92 million, compared with a release of €11 million in Q3 2017, which included a provision relating to a change in the non performing loan strategy to allow for further portfolio sales.

●	Commercial Banking net impairment losses of £117 million were £34 million lower than Q3 2017.
Q4 2017 compared with Q4 2016
●	A net impairment loss of £234 million, compared with a net impairment release of £75 million in Q4 2016.

Analysis of results

	End-point CRR basis
	31 December	30 September	31 December
	2017	2017	2016
Risk asset ratios	%	%	%

CET1	15.9	15.5	13.4
Tier 1	17.9	17.4	15.2
Total	21.3	20.6	19.2

Capital
Tangible equity	35,164	35,621	34,982

Expected loss less impairment provisions	(1,286)	(1,197)	(1,371)
Prudential valuation adjustment	(496)	(459)	(532)
Deferred tax assets	(849)	(865)	(906)
Own credit adjustments	(90)	(110)	(304)
Pension fund assets	(287)	(185)	(208)
Cash flow hedging reserve	(227)	(298)	(1,030)
Other adjustments for regulatory purposes	28	51	(8)

Total deductions	(3,207)	(3,063)	(4,359)
CET1 capital	31,957	32,558	30,623
AT1 capital	4,041	4,041	4,041
Tier 1 capital	35,998	36,599	34,664
Tier 2 capital	6,765	6,841	9,161

Total regulatory capital	42,763	43,440	43,825

Risk-weighted assets

Credit risk
- non-counterparty	144,700	154,400	162,200
- counterparty	15,400	16,000	22,900
Market risk	17,000	16,400	17,400
Operational risk	23,800	23,800	25,700

Total RWAs	200,900	210,600	228,200

Leverage (1)

Cash and balances at central banks	98,300	88,200	74,200
Derivatives	160,800	171,700	247,000
Loans and advances	339,400	341,500	340,300
Reverse repos	40,700	36,700	41,800
Other assets	98,900	113,700	95,400

Total assets	738,100	751,800	798,700
Derivatives
- netting and variation margin	(161,700)	169,500	(241,700)
- potential future exposures	49,400	54,100	65,300
Securities financing transactions gross up	2,300	2,300	2,300
Undrawn commitments	53,100	52,600	58,600
Regulatory deductions and other adjustments	(2,100)	200	100

CRR Leverage exposure	679,100	691,500	683,300

CRR leverage ratio%	5.3	5.3	5.1

UK leverage exposure (2)	587,100	609,400	614,600

UK leverage ratio% (2)	6.1	6.0	5.6

Notes:
(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

 Segment performance

	Year ended 31 December 2017
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	5,130	421	2,286	464	325	203	158	8,987
Other non-interest income	1,347	186	1,198	214	64	887	(21)	3,875
Total income - adjusted (2)	6,477	607	3,484	678	389	1,090	137	12,862
Own credit adjustments	-	(3)	-	-	-	(66)	-	(69)
Loss on redemption of own debt	-	-	-	-	-	-	(7)	(7)
Strategic disposals	-	-	-	-	-	26	321	347
Total income	6,477	604	3,484	678	389	1,050	451	13,133
Direct expenses - staff costs	(773)	(191)	(467)	(145)	(61)	(677)	(1,609)	(3,923)
- other costs	(259)	(66)	(232)	(32)	(25)	(287)	(2,727)	(3,628)
Indirect expenses	(2,126)	(194)	(1,115)	(268)	(116)	(564)	4,383	-
Operating expenses - adjusted (4)	(3,158)	(451)	(1,814)	(445)	(202)	(1,528)	47	(7,551)
Restructuring costs - direct	(79)	(27)	(48)	(20)	(5)	(319)	(1,067)	(1,565)
- indirect	(382)	(29)	(119)	(25)	(4)	(117)	676	-
Litigation and conduct costs	(210)	(169)	(33)	(39)	(8)	(237)	(589)	(1,285)
Operating expenses	(3,829)	(676)	(2,014)	(529)	(219)	(2,201)	(933)	(10,401)
Operating profit/(loss) before impairment (losses)/releases	2,648	(72)	1,470	149	170	(1,151)	(482)	2,732
Impairment (losses)/releases	(235)	(60)	(362)	(6)	(3)	174	(1)	(493)
Operating profit/(loss)	2,413	(132)	1,108	143	167	(977)	(483)	2,239
Operating profit/(loss) - adjusted (2,4)	3,084	96	1,308	227	184	(264)	183	4,818
Additional information
Return on equity (5)	23.7%	(5.0%)	6.6%	6.4%	11.2%	(9.0%)	nm	2.2%
Return on equity - adjusted (2,4,5)	30.7%	3.6%	8.2%	11.3%	12.6%	(3.7%)	nm	8.8%
Cost:income ratio (3)	59.1%	111.9%	56.0%	78.0%	56.3%	nm	nm	79.0%
Cost:income ratio - adjusted (2,3,4)	48.8%	74.3%	50.0%	65.6%	51.9%	140.2%	nm	58.2%
Total assets (£bn)	190.6	24.6	149.5	20.3	25.9	277.9	49.3	738.1
Funded assets (£bn) (6)	190.6	24.5	149.5	20.3	25.9	118.7	47.7	577.2
Net loans and advances to customers (£bn)	161.7	19.5	97.0	13.5	8.7	22.7	0.1	323.2
Risk elements in lending (£bn)	2.0	3.3	3.2	0.1	0.1	0.3	(0.1)	8.9
Impairment provisions (£bn)	(1.3)	(1.1)	(1.2)	-	-	(0.2)	-	(3.8)
Customer deposits (£bn)	180.6	17.5	98.0	26.9	29.0	14.8	0.2	367.0
Risk-weighted assets (RWAs) (£bn)	43.0	18.0	71.8	9.1	5.1	52.9	1.0	200.9
RWA equivalent (£bn) (5)	46.7	18.9	76.8	9.1	5.2	56.4	1.1	214.2
Employee numbers (FTEs - thousands) (7)	19.8	2.7	4.6	1.5	1.6	5.7	35.3	71.2

For the notes to this table refer to page 23. nm = not meaningful

Segment performance

	Quarter ended 31 December 2017
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,272	111	575	122	81	38	12	2,211
Other non-interest income	276	50	231	69	16	127	(123)	646

Total income adjusted (2)	1,548	161	806	191	97	165	(111)	2,857
Own credit adjustments	-	-	-	-	-	9	-	9
Strategic disposals	-	-	-	-	-	26	165	191
Total income	1,548	161	806	191	97	200	54	3,057
Direct expenses - staff costs	(189)	(45)	(109)	(35)	(25)	(153)	(372)	(928)
- other costs	(73)	(25)	(66)	(14)	(15)	(83)	(907)	(1,183)
Indirect expenses	(554)	(45)	(344)	(78)	(23)	(154)	1,198	-
Operating expenses - adjusted (4)	(816)	(115)	(519)	(127)	(63)	(390)	(81)	(2,111)
Restructuring costs - direct	(55)	(2)	(6)	(19)	(3)	(129)	(317)	(531)
- indirect	(198)	(2)	(23)	(9)	-	(13)	245	-
Litigation and conduct costs	(197)	(135)	(27)	(39)	-	(51)	(315)	(764)

Operating expenses	(1,266)	(254)	(575)	(194)	(66)	(583)	(468)	(3,406)

Operating profit/(loss) before impairment (losses)/releases	282	(93)	231	(3)	31	(383)	(414)	(349)
Impairment (losses)/releases	(60)	(81)	(117)	(2)	-	26	-	(234)

Operating profit/(loss)	222	(174)	114	(5)	31	(357)	(414)	(583)

Operating profit/(loss) - adjusted (2,4)	672	(35)	170	62	34	(199)	(192)	512
Additional information
Return on equity (5)	7.8%	(26.5%)	1.3%	(2.9%)	9.2%	(14.0%)	nm	(6.7%)
Return on equity - adjusted (2,4,5)	26.2%	(5.3%)	3.1%	12.1%	10.4%	(8.7%)	nm	4.0%
Cost:income ratio (6)	81.8%	157.8%	70.0%	101.6%	68.0%	nm	nm	111.5%
Cost:income ratio - adjusted (2,3,4)	52.7%	71.4%	62.8%	66.5%	64.9%	nm	nm	73.6%
Total assets (£bn)	190.6	24.6	149.5	20.3	25.9	277.9	49.3	738.1
Funded assets (£bn) (6)	190.6	24.5	149.5	20.3	25.9	118.7	47.7	577.2
Net loans and advances to customers (£bn)	161.7	19.5	97.0	13.5	8.7	22.7	0.1	323.2
Risk elements in lending (£bn)	2.0	3.3	3.2	0.1	0.1	0.3	(0.1)	8.9
Impairment provisions (£bn)	(1.3)	(1.1)	(1.2)	-	-	(0.2)	-	(3.8)
Customer deposits (£bn)	180.6	17.5	98.0	26.9	29.0	14.8	0.2	367.0
Risk-weighted assets (RWAs) (£bn)	43.0	18.0	71.8	9.1	5.1	52.9	1.0	200.9
RWA equivalent (£bn) (5)	46.7	18.9	76.8	9.1	5.2	56.4	1.1	214.2
Employee numbers (FTEs - thousands) (7)	19.8	2.7	4.6	1.5	1.6	5.7	35.3	71.2

For the notes to this table refer to page 23. nm = not meaningful.

Segment performance

	Year ended 31 December 2016
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,945	409	2,143	449	303	343	116	8,708
Other non-interest income	1,182	164	1,272	208	71	763	4	3,664

Total income - adjusted (2)	6,127	573	3,415	657	374	1,106	120	12,372
Own credit adjustments	-	3	-	-	-	187	(10)	180
Loss on redemption of own debt	-	-	-	-	-	-	(126)	(126)
Strategic disposals	-	-	-	-	-	(81)	245	164

Total income	6,127	576	3,415	657	374	1,212	229	12,590
Direct expenses - staff costs	(832)	(207)	(522)	(154)	(45)	(358)	(2,364)	(4,482)
- other costs	(320)	(55)	(235)	(44)	(17)	(119)	(2,948)	(3,738)
Indirect expenses	(2,246)	(195)	(1,179)	(313)	(107)	(1,607)	5,647	-

Operating expenses - adjusted (4)	(3,398)	(457)	(1,936)	(511)	(169)	(2,084)	335	(8,220)
Restructuring costs - direct	(46)	(38)	(25)	(7)	(2)	(75)	(1,913)	(2,106)
- indirect	(198)	(2)	(83)	(30)	(3)	(115)	431	-
Litigation and conduct costs	(634)	(172)	(423)	(1)	-	(550)	(4,088)	(5,868)

Operating expenses	(4,276)	(669)	(2,467)	(549)	(174)	(2,824)	(5,235)	(16,194)

Operating profit/(loss) before impairment (losses)/releases	1,851	(93)	948	108	200	(1,612)	(5,006)	(3,604)
Impairment (losses)/releases	(125)	113	(206)	3	(10)	(253)	-	(478)
Operating profit/(loss)	1,726	20	742	111	190	(1,865)	(5,006)	(4,082)

Operating profit/(loss) - adjusted (2,4)	2,604	229	1,273	149	195	(1,231)	455	3,674

Additional information
Return on equity (5)	16.2%	0.7%	4.1%	5.6%	13.8%	(12.5%)	nm	(17.9%)
Return on equity - adjusted (2,4,5)	25.1%	8.4%	8.4%	7.8%	14.2%	(8.7%)	nm	1.6%
Cost:income ratio (3)	69.8%	116.1%	71.0%	83.6%	46.5%	nm	nm	129.0%
Cost:income ratio - adjusted (2,3,4)	55.5%	79.8%	54.8%	77.8%	45.2%	188.4%	nm	66.0%
Total assets (£bn)	181.4	24.1	150.5	18.6	23.4	372.5	28.2	798.7
Funded assets (£bn) (6)	181.4	24.0	150.5	18.5	23.4	128.5	25.4	551.7
Net loans and advances to customers (£bn)	152.7	18.9	100.1	12.2	8.8	30.2	0.1	323.0
Risk elements in lending (£bn)	2.4	3.5	1.9	0.1	0.1	2.3	-	10.3
Impairment provisions (£bn)	(1.5)	(1.2)	(0.8)	-	-	(0.8)	(0.2)	(4.5)
Customer deposits (£bn)	170.0	16.1	97.9	26.6	25.2	17.9	0.2	353.9
Risk-weighted assets (RWAs) (£bn)	42.3	18.1	78.5	8.6	9.5	69.7	1.5	228.2
RWA equivalent (£bn) (5)	45.8	19.5	82.6	8.6	9.5	74.7	1.7	242.4
Employee numbers (FTEs - thousands)	21.6	3.1	5.5	1.7	0.8	1.6	43.5	77.8
For the notes to this table please refer to page 23. nm = not meaningful.

Segment performance

	Quarter ended 30 September 2017
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,294	104	570	116	83	99	38	2,304
Other non-interest income	463	46	358	50	14	(74)	1	858
Total income - adjusted (2)	1,757	150	928	166	97	25	39	3,162
Own credit adjustments	-	-	-	-	-	(5)	-	(5)
Total income	1,757	150	928	166	97	20	39	3,157

Direct expenses - staff costs	(191)	(50)	(113)	(36)	(13)	(163)	(388)	(954)
- other costs	(55)	(17)	(55)	(6)	(3)	(72)	(612)	(820)
Indirect expenses	(525)	(52)	(252)	(58)	(33)	(132)	1,052	-

Operating expenses - adjusted (4)	(771)	(119)	(420)	(100)	(49)	(367)	52	(1,774)
Restructuring costs - direct	(1)	(1)	(2)	(1)	(2)	(29)	(208)	(244)
- indirect	(47)	(8)	(19)	(2)	-	(28)	104	-
Litigation and conduct costs	-	(1)	(2)	-	(8)	(102)	(12)	(125)

Operating expenses	(819)	(129)	(443)	(103)	(59)	(526)	(64)	(2,143)

Operating profit/(loss) before impairment (losses)/releases	938	21	485	63	38	(506)	(25)	1,014
Impairment (losses)/releases	(78)	10	(151)	3	2	71	-	(143)

Operating profit/(loss)	860	31	334	66	40	(435)	(25)	871

Operating profit/(loss) - adjusted (2,4)	908	41	357	69	50	(271)	91	1,245
Additional information
Return on equity (5)	34.2%	4.6%	8.6%	13.2%	10.4%	(15.4%)	nm	4.5%
Return on equity - adjusted (2,4,5)	36.2%	6.1%	9.3%	13.8%	13.6%	(10.3%)	nm	8.2%
Cost:income ratio (3)	46.6%	86.0%	45.7%	62.0%	60.8%	nm	nm	67.5%
Cost:income ratio - adjusted (2,3,4)	43.9%	79.3%	43.1%	60.2%	50.5%	nm	nm	55.6%
Total assets (£bn)	190.1	25.1	147.3	19.9	24.3	305.0	40.1	751.8
Funded assets (£bn) (6)	190.1	25.1	147.3	19.9	24.3	134.9	38.4	580.0
Net loans and advances to customers (£bn)	160.8	19.5	96.6	13.3	9.3	25.1	0.1	324.7
Risk elements in lending (£bn)	2.0	3.4	1.7	0.1	0.1	1.6	0.1	9.0
Impairment provisions (£bn)	(1.3)	(1.1)	(0.8)	-	-	(0.5)	(0.2)	(3.9)
Customer deposits (£bn)	178.6	17.3	98.2	27.0	24.9	13.7	0.2	359.9
Risk-weighted assets (RWAs) (£bn)	43.3	17.9	74.6	9.2	9.6	54.9	1.1	210.6
RWA equivalent (£bn) (5)	47.0	18.9	77.4	9.2	9.6	59.1	1.3	222.5
Employee numbers (FTEs - thousands) (7)	20.5	2.8	4.9	1.6	0.8	6.0	37.0	73.6

For the notes to this table refer to page 23. nm = not meaningful.

Segment performance

	Quarter ended 31 December 2016
	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,263	105	542	111	77	73	37	2,208
Other non-interest income	293	32	325	50	19	(44)	446	1,121
Total income - adjusted (2)	1,556	137	867	161	96	29	483	3,329
Own credit adjustments	-	-	-	-	-	(37)	(77)	(114)
Gain on redemption of own debt	-	-	-	-	-	-	1	1

Total income	1,556	137	867	161	96	(8)	407	3,216
Direct expenses - staff costs	(196)	(57)	(130)	(39)	(12)	(87)	(504)	(1,025)
- other costs	(76)	(23)	(69)	(12)	(4)	(10)	(1,000)	(1,194)
Indirect expenses	(602)	(65)	(357)	(95)	(45)	(417)	1,581	-

Operating expenses - adjusted (4)	(874)	(145)	(556)	(146)	(61)	(514)	77	(2,219)
Restructuring costs - direct	(1)	(6)	(12)	(6)	(1)	(24)	(957)	(1,007)
- indirect	(50)	2	(34)	(8)	(1)	(30)	121	-
Litigation and conduct costs	(214)	(77)	(407)	1	(1)	(581)	(2,849)	(4,128)
Operating expenses	(1,139)	(226)	(1,009)	(159)	(64)	(1,149)	(3,608)	(7,354)

Operating profit/(loss) before impairment (losses)/releases	417	(89)	(142)	2	32	(1,157)	(3,201)	(4,138)
Impairment (losses)/releases	(27)	47	(83)	8	1	130	(1)	75
Operating profit/(loss)	390	(42)	(225)	10	33	(1,027)	(3,202)	(4,063)
Operating profit/(loss) - adjusted (2,4)	655	39	228	23	36	(355)	559	1,185
Additional information
Return on equity (5)	15.1%	(5.8%)	(9.1%)	1.6%	8.8%	(27.0%)	nm	(48.2%)
Return on equity - adjusted (2,4,5)	26.2%	5.4%	5.3%	4.5%	9.8%	(10.3%)	nm	8.6%
Cost:income ratio (3)	73.2%	165.0%	117.1%	98.8%	66.7%	nm	nm	230.2%
Cost:income ratio - adjusted (2,3,4)	56.2%	105.8%	62.6%	90.7%	63.5%	nm	nm	66.3%
Total assets (£bn)	181.4	24.1	150.5	18.6	23.4	372.5	28.2	798.7
Funded assets (£bn) (6)	181.4	24.0	150.5	18.5	23.4	128.5	25.4	551.7
Net loans and advances to customers (£bn)	152.7	18.9	100.1	12.2	8.8	30.2	0.1	323.0
Risk elements in lending (£bn)	2.4	3.5	1.9	0.1	0.1	2.3	-	10.3
Impairment provisions (£bn)	(1.5)	(1.2)	(0.8)	-	-	(0.8)	(0.2)	(4.5)
Customer deposits (£bn)	170.0	16.1	97.9	26.6	25.2	17.9	0.2	353.9
Risk-weighted assets (RWAs) (£bn)	42.3	18.1	78.5	8.6	9.5	69.7	1.5	228.2
RWA equivalent (£bn) (5)	45.8	19.5	82.6	8.6	9.5	74.7	1.7	242.4
Employee numbers (FTEs - thousands)	21.6	3.1	5.5	1.7	0.8	1.6	43.5	77.8

Notes:
(1)	Central items include unallocated transactions which principally comprise volatile items under IFRS and balances in relation to international private banking for Q1 2016.
(2)	Excluding own credit adjustments, (loss)/gain on redemption of own debt and strategic disposals.
(3)
Operating lease depreciation included in income (year ended December 2017 - £142 million; Q4 2017 - £35 million; year ended 31 December 2016 - £152 million, Q3 2017 - £35 million and Q4 2016 - £37 million).

(4)	Excluding restructuring costs and litigation and conduct costs.
(5)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS's Return on equity is calculated using profit/(loss) for the period attributable to ordinary shareholders.

(6)	Funded assets exclude derivative assets.
(7)
On 1 January 2017 4.5 thousand employees on a FTE basis were transferred from Central items to NatWest Markets in preparation for ring-fencing. On 1 October 2017 0.8 thousand employees on a FTE basis were transferred from Central Items to RBS International, also in preparation for ring-fencing.

Segment performance

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
Total income by segment	£m	£m	£m	£m	£m

UK PBB
Personal advances	998	1,010	247	251	260
Personal deposits	841	732	198	207	184
Mortgages	2,641	2,560	657	674	658
Cards	743	653	145	310	159
Business banking	781	737	197	198	185
Commercial (1)	417	415	108	103	104
Other	56	20	(4)	14	6
Total	6,477	6,127	1,548	1,757	1,556

Ulster Bank RoI
Corporate	187	176	54	45	34
Retail	415	392	107	104	101
Other	2	8	-	1	2
Total	604	576	161	150	137

Commercial Banking
Commercial lending	1,880	1,875	404	515	503
Deposits	508	474	133	127	109
Asset and invoice finance	662	712	158	169	175
Other	434	354	111	117	80
Total	3,484	3,415	806	928	867

Private Banking
Investments	119	97	39	29	23
Banking	559	560	152	137	138
Total	678	657	191	166	161

RBS International	389	374	97	97	96

NatWest Markets
Rates	985	837	144	236	125
Currencies	470	551	102	112	157
Financing	456	344	99	119	89
Revenue share paid to other segments	(246)	(211)	(61)	(66)	(57)
Core income excluding OCA	1,665	1,521	284	401	314
Legacy	(575)	(415)	(119)	(376)	(285)
Total income - adjusted	1,090	1,106	165	25	29
Own credit adjustments	(66)	187	9	(5)	(37)
Strategic disposals	26	(81)	26	-	-
Total income	1,050	1,212	200	20	(8)

Central items & other	451	229	54	39	407
Total RBS	13,133	12,590	3,057	3,157	3,216

Notes:
(1)	Commercial income relating to business previously described as Williams & Glyn.

Segment performance

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
Impairment losses/(releases) by	2017	2016	2017	2017	2016
segment	£m	£m	£m	£m	£m
UK PBB
Personal advances	167	105	40	47	46
Mortgages	(42)	(20)	(8)	(1)	(41)
Cards	82	36	23	26	21
Business banking	4	(11)	(6)	3	(3)
Commercial	24	15	11	3	4
Total	235	125	60	78	27

Ulster Bank RoI
Mortgages	72	29	83	(12)	(30)
Commercial real estate
Investment	(6)	(24)	(6)	(2)	(1)
Development	(3)	(20)	-	3	(1)
Other lending	(3)	(98)	4	1	(15)
Total	60	(113)	81	(10)	(47)

Commercial Banking
Commercial real estate	29	4	29	1	8
Asset and invoice finance	57	35	19	10	21
Private sector services (education,
health etc)	22	8	8	-	7
Banks & financial institutions	-	2	-	(1)	-
Wholesale and retail trade repairs	59	15	48	-	6
Hotels and restaurants	1	27	(1)	-	7
Manufacturing	5	3	-	1	1
Construction	187	18	35	152	13
Other	2	94	(21)	(12)	20
Total	362	206	117	151	83

Private Banking	6	(3)	2	(3)	(8)

RBS International	3	10	-	(2)	(1)

NatWest Markets	(174)	253	(26)	(71)	(130)

Central items & other	1	-	-	-	1
Total RBS	493	478	234	143	(75)

Segment Performance

	31 December	30 September	31 December
	2017	2017	2016
Loans and advances to customers (gross) by segment	£bn	£bn	£bn
UK PBB
Personal advances	7.1	7.0	6.9
Mortgages	136.8	135.7	128.0
Cards	4.0	3.9	4.2
Business banking	6.8	6.9	6.3
Commercial	8.3	8.6	8.8
Total	163.0	162.1	154.2

Ulster Bank RoI
Mortgages	15.4	15.4	15.3
Commercial real estate
Investment	0.9	0.9	0.7
Development	0.1	0.1	0.2
Other lending	4.2	4.2	3.9
Total	20.6	20.6	20.1

Commercial Banking
Commercial real estate	15.4	15.7	16.9
Asset and invoice finance	16.1	15.0	14.1
Private sector services (education, health etc)	6.9	7.0	6.9
Banks & financial institutions	7.1	8.3	8.9
Wholesale and retail trade repairs	7.8	7.9	8.4
Hotels and restaurants	3.5	3.6	3.7
Manufacturing	5.6	5.8	6.6
Construction	2.0	2.1	2.1
Other	33.8	32.0	33.3
Total	98.2	97.4	100.9

Private Banking
Personal advances	2.3	2.2	2.3
Mortgages	8.2	8.0	7.0
Other	3.0	3.1	2.9
Total	13.5	13.3	12.2

RBS International
Corporate	5.7	6.6	6.2
Mortgages	2.7	2.7	2.6
Other	0.3	-	-
Total	8.7	9.3	8.8

NatWest Markets	22.9	25.6	31.0

Central items & other	0.1	0.3	0.3

	31 December	30 September	31 December
	2017	2017	2016
Analysis of NatWest Markets RWAs	£bn	£bn	£bn
Total risk-weighted assets	52.9	54.9	69.7
Of which:
Core RWAs	32.3	31.8	35.2
Legacy RWAs ex Alawwal	14.0	16.1	26.6
Alawwal	6.6	7.0	7.9

Segment performance

UK Personal & Business Banking
2017 compared with 2016
●
Operating profit was £2,413 million compared with £1,726 million in 2016. The increase was driven by higher income, lower adjusted operating expenses and lower litigation and conduct charges, partially offset by higher restructuring costs, largely relating to the reduction in our property portfolio and costs associated with the business previously described as Williams & Glyn, and higher impairments. Return on equity increased to 23.7% from 16.2% in 2016.

●
Total income of £6,477 million was £350 million, or 5.7%, higher than 2016, principally reflecting strong balance growth, savings re-pricing benefits and a £185 million debt sale gain. Net interest margin declined by 11 basis points to 2.86% driven by lower mortgage margins, asset mix and reduced current account hedge yield, partially offset by savings re-pricing benefits from actions taken in 2016 and following the Q4 2017 base rate increase.

●
Adjusted operating expenses decreased by £240 million, or 7.1%, to £3,158 million compared with 2016 driven by a £59 million, or 7.1%, reduction in staff costs, with headcount down 8.3%, and a £181 million reduction in operational costs following process and productivity improvements in service operations and re-integration benefits in respect of the business previously described as Williams & Glyn(1). Adjusted cost:income ratio improved to 48.8% in 2017 compared with 55.5% in 2016.

●
The net impairment charge of £235 million, or 14 basis points of gross customer loans, reflected continued benign credit conditions. 2017 had lower recoveries partly as a result of the debt sales undertaken, compared with 2016. Defaults remained at very low levels across all portfolios compared to historic trends, although slightly higher than in 2016.

●
Net loans and advances increased by £9.0 billion, or 5.9%, to £161.7 billion as UK PBB continued to deliver support for both personal and business banking customers. Gross new mortgage lending in 2017 was £31.0 billion with market share of new mortgages at approximately 12%, resulting in stock share of approximately 10% at 31 December 2017 compared with 9.7% at 31 December 2016. Positive momentum continued across business banking lending, with net balances up 3.0% compared with 31 December 2016, adjusting for transfers(3).

●	Customer deposits increased by £10.6 billion, or 6.2%, to £180.6 billion, driven by strong personal current account and business deposit growth.
●
UK PBB includes commercial income from the business previously described as Williams & Glyn of approximately £417 million, gross loans and advances of £8.3 billion and deposits of £14.3 billion. An estimated £70 million of the commercial income, £1.7 billion of gross loans and advances and £1.8 billion of deposits relates to mid-corporate customers not subject to the European Commission alternative remedies package. 120,000 of the remaining approximately 220,000 customers will be subject to the remedies package.

Q4 2017 compared with Q3 2017
●
Operating profit decreased by £638 million compared with Q3 2017 principally driven by higher restructuring and litigation and conduct costs and lower income, as Q3 2017 included a £168 million debt sale gain whilst Q4 2017 included a charge of £16 million following an annual review of mortgage customer repayment behaviour.

●
Gross new mortgage lending in the quarter was £8.0 billion with market share of new mortgages at approximately 12%. Mortgage approval share decreased to approximately 12%, from around 14% in Q3 2017, in part reflecting intense price competition in the market.

●
Net interest margin decreased by 7 basis points to 2.76% driven by the charge associated with the annual review of mortgage customer repayment behaviour, asset mix and lower mortgage new business margins, which were 14 basis points lower in the quarter as a result of intense market price competition. Current account hedge returns are now stable.

●	Adjusted operating expenses increased by £45 million principally due to the annual UK bank levy charge, £33 million, and other timing and seasonal factors.
●	An impairment charge of £60 million was £18 million lower than Q3 2017 mainly due to higher portfolio provision releases. Default levels remained stable.

Segment performance

Q4 2017 compared with Q4 2016
●
Operating profit decreased by £168 million compared with Q4 2016 primarily due to an increase in restructuring costs and lower impairment write backs, partially offset by lower litigation and conduct costs.

●
Net interest margin decreased 15 basis points driven by reduced mortgage margins and lower deposit hedge income, partially offset by savings re-pricing benefits and higher funding benefits on savings, following the base rate increase in Q4 2017.

●
Adjusted operating expenses decreased by £58 million, or 6.6%, to £816 million compared with Q4 2016 driven by a £51 million reduction in operational costs reflecting continued operations and re-integrations benefits in respect of the business previously described as Williams & Glyn. Staff costs were £7 million, or 3.6%, lower with headcount 8.3% lower.

Ulster Bank RoI
2017 compared with 2016
●
An operating loss of €151 million compared with a €24 million profit in 2016 primarily reflecting a €206 million increase in impairment losses, largely relating to a change in the non performing loan strategy to allow for further portfolio sales. Adjusted return on equity was 3.6% compared with 8.4% in 2016.

●
Adjusted income of €693 million was €8 million, or 1.1%, lower than 2016 primarily reflecting a €53 million reduction in income on free funds, partially offset by one off items, higher lending income and reduced funding costs. Net interest margin of 1.67% was 5 basis points higher than 2016 reflecting a combination of improved deposit and loan margins, one-off income adjustments and successful deleveraging measures in 2016 which have reduced the concentration of low yielding loans.

●
Adjusted operating expenses of €516 million were 7.7% lower than 2016 primarily due to continued progress in the delivery of cost saving initiatives, as evidenced by a 12.9% reduction in headcount, and lower pension costs.
Adjusted cost:income ratio of 74.3% compared with 79.8% in 2016.

●	A litigation and conduct provision of €192 million related to customer remediation and project costs associated with legacy business issues.
●
A net impairment loss of €68 million compared with a €138 million release in 2016. The movement was driven by a provision relating to a change in the non performing loan strategy to allow for further portfolio sales, gains associated with asset disposals in 2016 and refinements to the mortgage provision models in 2017. REILs were €3.7 billion, 9.8% lower than 2016 reflecting credit quality improvements.

●	Ulster Bank RoI gross new lending was €2.6 billion in 2017, up 3.4% compared with 2016.
●	RWAs of €20.2 billion reduced by €0.9 billion, or 4.3%, compared with 2016.
Q4 2017 compared with Q3 2017
●
An operating loss of €199 million compared with a profit of €36 million in Q3 2017. An impairment charge of €92 million, compared with a release of €11 million in Q3 2017, included a provision for a change in the non performing loan strategy, partially offset by releases relating to improvements in the housing market. In addition Ulster Bank RoI recognised a €153 million conduct and litigation provision in Q4 2017 for customer remediation and project costs associated with legacy business issues.

●	Net interest margin increased by 18 basis points to 1.76% primarily driven by one off income gains in Q4 2017.
Q4 2017 compared with Q4 2016
●
An operating loss of €199 million was €145 million higher than Q4 2016 primarily due to a provision for a change in the non performing loan strategy and a €60 million increase in litigation and conduct costs, relating to legacy business issues.

●	Adjusted operating expenses reduced by 21.9% driven by one off charges in Q4 2016 and the benefit of transformation activity and lower pension costs.

Notes:
(1)	The business previously described as Williams & Glyn was integrated in to the reportable operating segment UK PBB in Q4 2017 and prior year comparatives re-presented.
(2)
UK PBB Collective Investment Funds (CIFL) business was transferred to Private Banking on 1 October 2017. CIFL Business transfer included total income of £33 million and total expenses of £9 million.  Comparatives were not re-presented.

(3)	Transfers include £0.4 billion loans and advances transferred from Commercial Banking to UK PBB during 2017 to better align Business banking customers. Comparatives were not re-presented.

Segment performance

Commercial Banking
2017 compared with 2016
●
Operating profit of £1,108 million compared with £742 million in 2016, primarily reflecting a reduction in litigation and conduct costs. Adjusted operating profit of £1,308 million was £35 million, or 2.7%, higher than 2016 reflecting lower adjusted operating expenses and higher income, partially offset by higher impairments. Adjusted return on equity remained broadly stable at 8.2%.

●
Total income increased by £69 million, or 2.0%, to £3,484 million primarily reflecting increased volumes in targeted segments and re-pricing benefits on deposits. Net interest margin decreased by 2 basis points as active re-pricing of assets and deposits has been more than offset by wider asset margin pressure in a low rate environment.

●
Adjusted operating expenses of £1,814 million were £122 million, or 6.3%, lower than 2016, reflecting operating model simplification and productivity improvements, including a 16.4% reduction in front office headcount, and a £25 million intangible asset write-down in 2016. Adjusted cost:income ratio improved to 50.0% compared with 54.8% in 2016.

●	Net impairment losses of £362 million were £156 million higher than 2016, reflecting a small number of single name impairments.
●
Adjusting for transfers(1), net loans and advances decreased by £4.9 billion to £97.0 billion, compared with 2016, as growth in targeted segments has been more than offset by active capital management of the lending book.

●
Adjusting for transfers(1), RWAs decreased by £8.2 billion, or 10.4%, to £71.8 billion compared with 2016 reflecting active capital management of the lending book, achieving £12.5 billion of gross RWA reductions.

Q4 2017 compared with Q3 2017
●	Operating profit of £114 million was £220 million lower than Q3 2017 principally reflecting increased operating expenses, largely due to the annual UK bank levy charge, £91 million, and lower income.
●
Total income decreased by £122 million to £806 million compared with Q3 2017 reflecting asset disposal and fair value losses of £46 million, compared with an asset disposal gain of £52 million in Q3 2017, and lower lending volumes.

●	Adjusting for transfers(1), RWAs decreased by £4.3 billion to £71.8 billion compared with Q3 2017 reflecting active capital management of the lending book.

Q4 2017 compared with Q4 2016
●	Operating profit of £114 million compared with a loss of £225 million in Q4 2016, primarily reflecting lower conduct and litigation costs.
●
Total income decreased by £61 million, or 7.0%, to £806 million compared with Q4 2016, principally reflecting asset disposal and fair value losses of £46 million and lower lending volumes. Net interest margin increased by 7 basis points to 1.75% primarily due to asset and deposit re-pricing activity.

●	Adjusted operating expenses decreased by £37 million, or 6.7%, to £519 million reflecting cost efficiencies and reduced headcount.

Note:
(1)
Shipping and other activities which were formerly in Capital Resolution, were transferred from NatWest Markets on 1 October 2017, including net loans and advances to customers of £2.6 billion and RWAs of £2.1 billion. Commercial Banking transferred whole business securitisations and relevant financial institution's (RFI) to NatWest Markets during December 2017, including net loans and advances to customers of £0.8 billion and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

Segment performance

Private Banking
2017 compared with 2016
●
Operating profit increased by £32 million, or 28.8%, to £143 million compared with 2016 and return on equity increased from 5.6% to 6.4%. Adjusted operating profit of £227 million was £78 million, or 52.3%, higher than 2016 primarily reflecting lower adjusted operating expenses and higher income. Adjusted return on equity increased to 11.3% from 7.8% in 2016.

●
Adjusting for transfers(1),total income increased by £12 million to £678 million due to increased lending volumes and an £8 million gain on a property sale, partially offset by ongoing margin pressure. Net interest margin fell 19 basis points to 2.47% reflecting the competitive market and low rate environment.

●
Adjusted operating expenses of £445 million decreased by £66 million, or 12.9%, compared with 2016 largely reflecting management actions to reduce costs, including an 11.8% reduction in front office headcount. Adjusted cost:income ratio improved to 65.6% compared with 77.8% in 2016.

●	Net loans and advances of £13.5 billion were £1.3 billion, or 10.7%, higher than 2016 principally driven by growth in mortgages.
●	Adjusting for transfers(1), assets under management were £2.4 billion, or 14.4%, higher than 2016 at £21.5 billion, reflecting both organic growth and favourable market conditions.
●	RWAs of £9.1 billion were £0.5 billion, or 5.8%, higher than 2016 primarily due to increased mortgage lending.
Q4 2017 compared with Q3 2017
●
An operating loss of £5 million in Q4 2017, compared with a profit of £66 million in Q3 2017, principally due to increased litigation and conduct costs and increased restructuring costs. Adjusted operating profit of £62 million decreased by £7 million compared with Q3 2017, primarily reflecting higher adjusted operating expenses partially offset by higher income.

●
Adjusting for transfers(1), total income increased by £16 million to £191 million, compared with Q3 2017, reflecting improved margins and an £8 million gain on a property sale. Net interest margin increased by 5 basis points to 2.44% due to re-pricing benefits and higher funding benefits on deposits following the Q4 2017 base rate increase.

●	Adjusted operating expenses increased by £27 million to £127 million principally due to the annual UK bank levy charge, £18 million.
Q4 2017 compared with Q4 2016
●
An operating loss of £5 million in Q4 2017 compared with a profit of £10 million in Q4 2016, reflecting increased litigation and conduct costs and increased restructuring costs, partially offset by increased income. Adjusted operating profit of £62 million was £39 million higher than Q4 2016 principally due to higher income and lower adjusted expenses.

●
Adjusting for transfers(1), total income increased by £21 million to £191 million compared with Q4 2016 reflecting higher lending volumes, re-pricing benefits and an £8 million gain on a property sale, partially offset by margin pressures.

●	Adjusted operating expenses decreased by £19 million, or 13.0%, to £127 million reflecting cost efficiencies and reduced headcount.

Note:
(1)
UK PBB Collective Investment Funds (CIFL) business was transferred from UK PBB on 1 October 2017, including total income in Q4 2017of £11 million and assets under management of £3.3 billion. Private Banking transferred Coutts Crown Dependencies (CCD) to RBS International during Q4 2017, including total income of £2 million and assets under management of £1.2 billion. Comparatives were not re-presented for these transfers.

Segment performance

RBS International
2017 compared with 2016
●
Operating profit of £167 million decreased by £23 million, or 12.1%, compared with 2016 and return on equity decreased to 11.2% from 13.8%, reflecting increased operational costs associated with the creation of a bank outside the ring-fence, partially offset by higher income. Adjusted return on equity decreased to 12.6% from 14.2% in 2016 and adjusted cost:income ratio of 51.9% increased from 45.2% in 2016.

●	Total income increased by £15 million, or 4.0%, to £389 million driven by increased average lending balances in 2017 and re-pricing benefits on the deposit book.
●	Net loans and advances were broadly stable compared with 2016 and customer deposits increased by £3.8 billion to £29.0 billion primarily reflecting increased short term placements in the Funds sector.
●
RWAs of £5.1 billion reduced by £4.4 billion, or 46.3%, compared with 2016, reflecting the benefit of receiving the Advanced Internal Rating Based Waiver on the wholesale corporate book in November 2017, in advance of becoming a bank outside the ring-fence.

●
From 1st Jan 2018 RBS International will include the funds and trustee depositary business transferred from Commercial Banking, which generated around £150 million of income and £60 million of costs in 2017.

Q4 2017 compared with Q3 2017
●	Operating profit of £31 million was £9 million lower than Q3 2017 principally reflecting the Q4 2017 bank levy charge of £14 million.
●
RWAs were £5.1 billion, a decrease of £4.5 billion compared with Q3 2017 reflecting the benefit of receiving the Advanced Internal Rating Based Waiver on the wholesale corporate book in November 2017, in advance of becoming a bank outside the ring-fence.

Q4 2017 compared with Q4 2016
●	Adjusted operating expenses increased by £2 million, or 3.3%, to £63 million reflecting increased operational costs associated with the creation of a bank outside the ring-fence.
NatWest Markets
2017 compared with 2016
●
An operating loss of £977 million compared with £1,865 million in 2016. The core business operating profit increased by £427 million to £41 million reflecting lower litigation and conduct costs, lower adjusted costs and higher income, partially offset by increased restructuring costs reflecting back office restructuring activity. Adjusted operating loss of £264 million, compared with £1,231 million in 2016, reflecting lower adjusted costs and a net impairment release of £174 million in 2017, compared with a charge of £253 million in 2016.

●
Total income of £1,050 million compared with £1,212 million in 2016. In the core business, adjusted income increased by £144 million, or 9.5%, to £1,665 million, principally driven by Rates as the business navigated markets well despite a lower level of customer activity than in 2016, which benefited from favourable market conditions following the EU referendum.

●
Adjusted operating expenses of £1,528 million were £556 million, or 26.7%, lower than 2016. In the legacy business, adjusted operating expenses decreased significantly reflecting a 77.7% reduction in headcount as the business moved towards closure. In the core business, adjusted operating expenses reduced as the business continues to drive cost reductions. NatWest Markets adjusted costs, excluding costs associated with the legacy business, were £1,268 million compared to £1,320 million in 2016.

●
RWAs decreased by £15.3 billion, adjusting for transfers(1), to £52.9 billion primarily reflecting reductions in the legacy business. In the core business RWAs decreased by £3.1 billion to £32.3 billion reflecting lower counterparty credit risk through mitigation activities and business initiatives. At the end of 2017 the legacy business within NatWest Markets had RWAs of £14.0 billion, excluding RBS's stake in Alawwal Bank, a reduction of £10.9 billion, adjusting for transfers(1), over the course of the year.

●	Funded assets fell to £118.7 billion, a reduction of £7.3 billion, adjusting for transfers(1), mainly reflecting disposal activity.

Note:
(1)
Shipping and other activities which were formerly in Capital Resolution, were transferred to Commercial Banking on 1 October 2017, including total funded assets of £3.3 billion, net loans and advances to customers of £2.6 billion, and RWAs of £2.1 billion. Whole business securitisations and relevant financial institutions (RFI) were transferred from Commercial Banking during December 2017, including net loans and advances to customers of £0.8 billion, and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

Segment performance

Q4 2017 compared with Q3 2017
●
An operating loss of £357 million compared with £435 million in Q3 2017 reflecting higher income partially offset by higher restructuring costs. Adjusted income in the core business decreased by £117 million to £284 million, reflecting seasonally lower customer activity and more challenging market conditions in Q4 2017.

●	Adjusted operating expenses increased by £23 million to £390 million principally due to the annual UK bank levy charge, £28 million.
●
Adjusting for transfers(1), RWAs decreased by £0.5 billion to £52.9 billion and funded assets decreased by £13.7 billion to £118.7 billion principally reflecting ongoing reductions in the legacy business and seasonally lower balances in the core business.

Q4 2017 compared with Q4 2016
●
Adjusted income of £165 million was £136 million higher than Q4 2016 largely reflecting lower legacy business disposal losses. In the core business, adjusted income of £284 million was £30 million, or 9.6%, lower than Q4 2016 primarily due to lower levels of customer activity.

●	Legacy disposal losses, other adjustments and impairments decreased by £83 million to £112 million.
●	Adjusted expenses decreased by £124 million to £390 million driven by headcount reductions in the legacy business.

Central items
2017 compared with 2016
●
Central items not allocated represented a charge of £483 million in 2017, compared with a £5,006 million charge in 2016, and included litigation and conduct costs of £589 million, compared with £4,088 million in 2016. Treasury funding costs were a charge of £58 million, compared with a charge of £94 million in 2016. Restructuring costs in the year included £94 million relating to the former Williams & Glyn business, compared with £1,399 million in 2016. In addition to a VAT recovery of £86 million, compared with £227 million in 2016, a £156 million gain on the sale of Vocalink and a £135 million gain in relation to the sale of EuroClear(2).

Q4 2017 compared with Q3 2017
●
Central items not allocated represented a charge of £414 million in the quarter, compared with a £25 million charge in Q3 2017, and included litigation and conduct costs of £315 million, compared with £12 million in Q3 2017. Q4 2017 Treasury funding costs were a charge of £129 million, compared with £61 million in Q3 2017, and included a £173 million IFRS volatility charge.

Q4 2017 compared with Q4 2016
●
Central items not allocated represented a charge of £414 million in the quarter, compared with a £3,202 million charge in Q4 2016, and included litigation and conduct costs of £315 million, compared with £2,849 million in 2016. Q4 2017 Treasury funding costs were a charge of £129 million, compared with a gain of £465 million in Q4 2016, and included a £173 million IFRS volatility charge and an FX loss of £8 million, compared with a £308 million IFRS volatility gain and a £140 million FX gain in Q4 2016.

Note:
(1)
Shipping and other activities which were formerly in Capital Resolution, were transferred to Commercial Banking on 1 October 2017, including total funded assets of £3.3 billion, net loans and advances to customers of £2.6 billion, and RWAs of £2.1 billion. Whole business securitisations and relevant financial institutions (RFI) were transferred from Commercial Banking during December 2017, including net loans and advances to customers of £0.8 billion, and RWAs of £0.6 billion. Comparatives were not re-presented for these transfers.

(2)	The total gain in relation to the sale of Euroclear was £161 million, of which £135 million central items and £26 million NatWest Markets.

Condensed consolidated income statement for the period ended 31 December 2017

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m

Interest receivable	11,034	11,258	2,754	2,818	2,770
Interest payable	(2,047)	(2,550)	(543)	(514)	(562)

Net interest income (1)	8,987	8,708	2,211	2,304	2,208

Fees and commissions receivable	3,338	3,340	846	826	821
Fees and commissions payable	(883)	(805)	(231)	(204)	(213)
Income from trading activities	634	974	(198)	(52)	590
(Loss)/gain on redemption of own debt	(7)	(126)	-	-	1
Other operating income	1,064	499	429	283	(191)

Non-interest income	4,146	3,882	846	853	1,008

Total income	13,133	12,590	3,057	3,157	3,216

Staff costs	(4,676)	(5,124)	(1,100)	(1,129)	(1,142)
Premises and equipment	(1,565)	(1,388)	(524)	(363)	(382)
Other administrative expenses	(3,323)	(8,745)	(1,587)	(528)	(5,511)
Depreciation and amortisation	(808)	(778)	(178)	(119)	(249)
Write down of other intangible assets	(29)	(159)	(17)	(4)	(70)

Operating expenses	(10,401)	(16,194)	(3,406)	(2,143)	(7,354)

Profit/(loss) before impairment
(losses)/releases	2,732	(3,604)	(349)	1,014	(4,138)
Impairment (losses)/releases	(493)	(478)	(234)	(143)	75

Operating profit/(loss) before tax	2,239	(4,082)	(583)	871	(4,063)
Tax (charge)/credit	(824)	(1,166)	168	(265)	(244)

Profit/(loss) for the period	1,415	(5,248)	(415)	606	(4,307)

Attributable to:
Non-controlling interests	35	10	14	(8)	(27)
Preference share and other dividends	628	504	150	222	161
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	752	(6,955)	(579)	392	(4,441)

Earnings/(loss) per ordinary share (EPS)
Earnings/(loss) per ordinary share (2)	6.3p	(59.5p)	(4.9p)	3.3p	(37.7p)

Notes:
(1)	Negative interest on loans and advances is classed as interest payable. Negative interest on customer deposits is classed as interest receivable.
(2)	There is no dilutive impact in any period.

Condensed consolidated statement of comprehensive income for the period ended 31 December 2017

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m
Profit/(loss) for the period	1,415	(5,248)	(415)	606	(4,307)
Items that do not qualify for reclassification
Gain/(loss) on remeasurement of retirement benefit schemes	90	(1,049)	116	-	(2)
Loss on fair value of credit in financial liabilities
designated at fair value through profit or loss
due to own credit risk	(126)	-	(19)	(30)	-
Tax	(10)	288	(5)	3	3
	(46)	(761)	92	(27)	1
Items that do qualify for reclassification
Available-for-sale financial assets	26	(94)	(11)	8	68
Cash flow hedges	(1,069)	765	(86)	(372)	(750)
Currency translation	100	1,263	18	(21)	(13)
Tax	256	(106)	19	76	191
	(687)	1,828	(60)	(309)	(504)
Other comprehensive (loss)/income after tax	(733)	1,067	32	(336)	(503)

Total comprehensive income/(loss) for the period	682	(4,181)	(383)	270	(4,810)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	52	121	22	(19)	(36)
Preference shareholders	234	260	79	70	68
Paid-in equity holders	394	244	71	152	93
Dividend access share	-	1,193	-	-	-
Ordinary shareholders	2	(5,999)	(555)	67	(4,935)
	682	(4,181)	(383)	270	(4,810)

Condensed consolidated balance sheet as at 31 December 2017

	31 December	30 September	31 December
	2017	2017	2016
	£m	£m	£m

Assets
Cash and balances at central banks	98,337	88,210	74,250
Net loans and advances to banks	16,254	16,671	17,278
Reverse repurchase agreements and stock borrowing	13,997	12,905	12,860
Loans and advances to banks	30,251	29,576	30,138
Net loans and advances to customers	323,184	324,650	323,023
Reverse repurchase agreements and stock borrowing	26,735	23,767	28,927
Loans and advances to customers	349,919	348,417	351,950
Debt securities	78,933	87,860	72,522
Equity shares	450	507	703
Settlement balances	2,517	8,528	5,526
Derivatives	160,843	171,720	246,981
Intangible assets	6,543	6,484	6,480
Property, plant and equipment	4,602	4,777	4,590
Deferred tax	1,740	1,637	1,803
Prepayments, accrued income and other assets	3,921	4,046	3,713

Total assets	738,056	751,762	798,656

Liabilities
Bank deposits	39,479	36,186	33,317
Repurchase agreements and stock lending	7,419	7,047	5,239
Deposits by banks	46,898	43,233	38,556
Customer deposits	367,034	359,879	353,872
Repurchase agreements and stock lending	31,002	33,245	27,096
Customer accounts	398,036	393,124	380,968
Debt securities in issue	30,559	31,700	27,245
Settlement balances	2,844	9,094	3,645
Short positions	28,527	31,793	22,077
Derivatives	154,506	164,394	236,475
Provisions for liabilities and charges	7,757	7,109	12,836
Accruals and other liabilities	6,402	6,925	7,006
Retirement benefit liabilities	129	152	363
Deferred tax	583	516	662
Subordinated liabilities	12,722	14,248	19,419

Total liabilities	688,963	702,288	749,252

Equity
Non-controlling interests	763	746	795
Owners' equity*
Called up share capital	11,965	11,906	11,823
Reserves	36,365	36,822	36,786

Total equity	49,093	49,474	49,404

Total liabilities and equity	738,056	751,762	798,656

*Owners' equity attributable to:
Ordinary shareholders	41,707	42,105	41,462
Other equity owners	6,623	6,623	7,147

	48,330	48,728	48,609

Condensed consolidated statement of changes in equity for the period ended 31 December 2017

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	11,823	11,625	11,906	11,876	11,792
Ordinary shares issued	142	198	59	30	31

At end of period	11,965	11,823	11,965	11,906	11,823

Paid-in equity
At beginning of period	4,582	2,646	4,058	4,491	4,582
Redeemed/reclassified (1)	(524)	(110)	-	(433)	-
Additional Tier 1 capital (2)	-	2,046	-	-	-
At end of period	4,058	4,582	4,058	4,058	4,582

Share premium account
At beginning of period	25,693	25,425	739	-	25,663
Ordinary shares issued	235	268	92	47	30
Redemption of debt preference shares (5)	748	-	56	692	-
Capital reduction (3)	(25,789)	-	-	-	-

At end of period	887	25,693	887	739	25,693

Merger reserve
At the beginning and end of period	10,881	10,881	10,881	10,881	10,881

Available-for-sale reserve
At beginning of period	238	307	260	259	188
Unrealised gains	202	282	53	49	69
Realised gains	(176)	(376)	(64)	(41)	(1)
Tax	(9)	25	6	(7)	(18)

At end of period	255	238	255	260	238

Cash flow hedging reserve
At beginning of period	1,030	458	298	575	1,565
Amount recognised in equity	(277)	1,867	141	(178)	(471)
Amount transferred from equity to earnings	(792)	(1,102)	(227)	(194)	(279)
Tax	266	(193)	15	95	215

At end of period	227	1,030	227	298	1,030

Foreign exchange reserve
At beginning of period	2,888	1,674	2,962	2,984	2,898
Retranslation of net assets	111	1,470	13	(26)	(40)
Foreign currency (losses)/gains on hedges
of net assets	(6)	(278)	(2)	4	35
Tax	(1)	62	(2)	(12)	(6)
Recycled to profit or loss on disposal of businesses (4)	(22)	(40)	(1)	12	1

At end of period	2,970	2,888	2,970	2,962	2,888

Capital redemption reserve
At the beginning of period	4,542	4,542	-	-	4,542
Capital reduction (3)	(4,542)	-	-	-	-
At end of period	-	4,542	-	-	4,542

For the notes to this table refer to the notes on page 38.

Condensed consolidated statement of changes in equity for the period ended 31 December 2017

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	(12,936)	(4,020)	17,669	18,184	(8,500)
Profit/(loss) attributable to ordinary shareholders
and other equity owners	1,380	(5,258)	(429)	614	(4,280)
Equity preference dividends paid	(234)	(260)	(79)	(70)	(68)
Paid-in equity dividends paid, net of tax	(394)	(244)	(71)	(152)	(93)
Capital reduction (3)	30,331	-	-	-	-
Dividend access share dividend	-	(1,193)	-	-	-
Redemption of debt preference shares (5)	(748)		(56)	(692)	-
Redemption of equity preference shares (5)	-	(1,160)	-	-	-
Gain/(loss) on remeasurement of the retirement
benefit schemes
- gross	90	(1,049)	116	-	(2)
- tax	(28)	288	(8)	-	3
Changes in fair value of credit in financial liabilities
designated at fair value through profit or loss
- gross	(126)	-	(19)	(30)	-
- tax	18	-	3	3	-
Shares issued under employee share schemes	(5)	(10)	-	-	-
Share-based payments
- gross	(22)	(9)	4	8	4
Redemption/reclassification of paid-in equity	(196)	(21)	-	(196)	-

At end of period	17,130	(12,936)	17,130	17,669	(12,936)

Own shares held
At beginning of period	(132)	(107)	(45)	(45)	(136)
Shares utilised for employee share schemes	161	41	5	-	7
Own shares acquired	(72)	(66)	(3)	-	(3)

At end of period	(43)	(132)	(43)	(45)	(132)

Owners' equity at end of period	48,330	48,609	48,330	48,728	48,609

Condensed consolidated statement of changes in equity for the period ended 31 December 2017

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2017	2016	2017	2017	2016
	£m	£m	£m	£m	£m
Non-controlling interests
At beginning of period	795	716	746	844	853
Currency translation adjustments and other
movements	17	111	8	(11)	(9)
Profit/(loss) attributable to non-controlling interests	35	10	14	(8)	(27)
Dividends paid	(25)	-	(5)	(20)	-
Equity withdrawn and disposals	(59)	(42)	-	(59)	(22)

At end of period	763	795	763	746	795

Total equity at end of period	49,093	49,404	49,093	49,474	49,404

Total equity is attributable to:
Non-controlling interests	763	795	763	746	795
Preference shareholders	2,565	2,565	2,565	2,565	2,565
Paid-in equity holders	4,058	4,582	4,058	4,058	4,582
Ordinary shareholders	41,707	41,462	41,707	42,105	41,462

	49,093	49,404	49,093	49,474	49,404

Notes:
(1)
Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust D in March 2017 (redeemed in June 2017) and the call of US$564 million and CAD321 million EMTN notes in August 2017 (redeemed in October 2017).

(2)	AT1 capital notes totalling £2.0 billion issued in August 2016.
(3)
On 15 June 2017, the Court of Session approved a reduction of RBSG plc capital so that the amounts which stood to the credit of share premium account and capital redemption reserve were transferred to retained earnings.

(4)	Nil tax impact.
(5)
During 2017, non-cumulative US dollar preference shares recorded as debt were redeemed at their original issue price of US$1.1 billion. The nominal value of £0.3 million has been credited to the capital redemption reserve; share premium increased by £0.7 billion in respect of the premium received on issue, with a corresponding decrease in retained earnings. During 2016, non-cumulative US dollar preference shares were redeemed at their original price of US$1.5 billion. The nominal value of £0.3 million was transferred from share capital to capital redemption reserve and ordinary owners equity was reduced by £0.4 billion in respect of the movement in exchange rates since issue.

Condensed consolidated cash flow statement for the period ended 31 December 2017

	Year ended
	31 December	31 December
	2017	2016
	£m	£m

Operating activities
Operating profit/(loss) before tax	2,239	(4,082)
Adjustments for non-cash items	(5,125)	(7,810)

Net cash outflow from trading activities	(2,886)	(11,892)
Changes in operating assets and liabilities	42,147	8,413

Net cash flows from operating activities before tax	39,261	(3,479)
Income taxes paid	(520)	(171)

Net cash flows from operating activities	38,741	(3,650)

Net cash flows from investing activities	(6,482)	(4,359)

Net cash flows from financing activities	(8,208)	(5,107)

Effects of exchange rate changes on cash and cash equivalents	(16)	8,094

Net increase/(decrease) in cash and cash equivalents	24,035	(5,022)
Cash and cash equivalents at beginning of year	98,570	103,592

Cash and cash equivalents at end of year	122,605	98,570

Notes

1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS's 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies
Ahead of adopting IFRS 9 Financial Instruments from 1 January 2018 RBS has adopted the provisions in respect of the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss from 1 January 2017.  Accordingly, a loss of £126 million has been reported in the consolidated statement of other comprehensive income in 2017 instead of in the consolidated income statement. Comparatives have not been restated, however, in 2016 a gain of £154 million was included in the consolidated income statement. Own credit adjustments on financial liabilities held-for-trading will continue to be recognised in the consolidated income statement, a loss of £69 million was reported in 2017 (2016 - gain of £26 million).

Apart from the above RBS's principal accounting policies are as set out on pages 251 to 259 of the 2017 Annual Report and Accounts. Other amendments to IFRS effective for 2017 have not had a material effect on RBS's 2017 results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS's financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 259 to 261 of RBS's 2017 Annual Report and Accounts.

Going concern
Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 December 2017 have been prepared on a going concern basis.

2. Pensions
As at 31 December 2017, the Main scheme had an unrecognised surplus reflected by a ratio of assets to liabilities of c.120% under IAS 19 valuation principles. The surplus is unrecognised because the trustee's power to enhance member benefits could consume that surplus meaning that RBS does not control its ability to realise an asset. The existence of the asset, albeit unrecognised, limits RBS's exposure to changes in actuarial assumptions and investment performance. See Note 4 on the 2017 Annual Report and Accounts for further details.

Notes

3. Provisions for liabilities and charges

	Payment	Other	Residential	Litigation
	protection	customer	mortgage	and other
	insurance (1)	redress	backed securities	regulatory	Other (2)	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2017	1,253	1,105	6,752	1,918	1,808	12,836
Currency translation and other movements	-	(1)	(114)	(13)	10	(118)
Charge to income statement	-	-	-	32	204	236
Releases to income statement	-	(2)	-	(3)	(39)	(44)
Provisions utilised	(78)	(99)	-	(950)	(164)	(1,291)
At 31 March 2017	1,175	1,003	6,638	984	1,819	11,619

Currency translation and other movements	-	5	(237)	(17)	38	(211)
Charge to income statement	-	55	222	59	182	518
Releases to income statement	-	(38)	-	(4)	(96)	(138)
Provisions utilised	(81)	(114)	(44)	(113)	(209)	(561)
At 30 June 2017	1,094	911	6,579	909	1,734	11,227

Currency translation and other movements	-	1	(159)	(4)	(14)	(176)
Charge to income statement	-	1	-	105	118	224
Releases to income statement	-	(1)	-	(2)	(1)	(4)
Provisions utilised (3)	(115)	(84)	(3,588)	(221)	(154)	(4,162)
At 30 September 2017	979	828	2,832	787	1,683	7,109

Currency translation and other movements	-	(1)	(31)	3	1	(28)
Charge to income statement	175	172	492	84	499	1,422
Releases to income statement	-	(13)	(50)	(147)	(73)	(283)
Provisions utilised	(101)	(116)	-	(86)	(160)	(463)
At 31 December 2017	1,053	870	3,243	641	1,950	7,757

Notes:
(1)
To reflect the increased volume of complaints following the FCA's introduction of an August 2019 PPI timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules, RBS increased its provision for PPI by £175m in 2017.

(2)
The Group recognised a £750 million provision in 2016 as a consequence of the announcement that HM Treasury is seeking a revised package of remedies that would conclude its remaining State Aid commitments. An additional charge of £50 million was taken in Q2 2017 following further revisions to the package, taking the total provision to £800 million.

(3)
Q3 2017 utilisation includes the $4.75 billion payment made following the settlement reached between RBS and the Federal Housing Finance Agency in relation to RBS's issuance and underwriting of RMBS in the US.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Notes

4. Material developments in litigation, investigations and reviews
RBS and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action ("Matters") in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 31 in the RBS 2017 Annual Report and Accounts, issued on 23 February 2018 and available at rbs.com/results ("Note 31"), discusses the Matters in which RBS is currently involved and developments to those matters. Other than the Matters discussed in Note 31, no member of the Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 31 that have occurred since the Q3 2017 results were issued on 27 October 2017, include, but are not limited to, those set out below.

Litigation
Interest rate hedging products litigation
As previously disclosed, RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016, the court dismissed all of PAG's claims. PAG appealed that decision, and the appeal hearing closed on 8 February 2018. The judgment is awaited. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

The case of London Bridge Holdings Ltd and others v RBS plc remains stayed pending the outcome of the PAG appeal. The sum claimed in that case is £446.7 million.

As previously disclosed, In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017 and permission to further appeal was refused by the UK Supreme Court in December 2017.

Investigations and reviews
RMBS and other securitised products investigations
As previously disclosed and as noted in Note 31 in the 2017 RBS Annual Report and Accounts, in the US, RBS is involved in reviews, investigations and proceedings by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including, among others, ongoing active investigations by the US Department of Justice and several state attorneys general relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.
As at 31 December 2017, the total aggregate of provisions in relation to certain of the RMBS investigations and RMBS litigation matters (set out under "Litigation, investigations and reviews" in Note 31) was £3.2 billion (US$4.4 billion).

RBS continues to cooperate with the DOJ and with certain state attorneys general in their investigations of RMBS matters. The duration, timing for resolution and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.  Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 372 of the Annual Report and Accounts.

In December 2017, RBS Financial Products Inc. agreed to pay US$125 million to settle the RMBS investigation of the California Attorney General. Payment has been made from a previously established provision. RBS is in advanced discussions with the New York Attorney General to resolve its investigation, although there is no certainty that any settlement will be reached.

Notes

4. Material developments in litigation, investigations and reviews continued

FCA review of RBS's treatment of SMEs
As previously disclosed, the FCA is conducting a review into the treatment of small and medium enterprise (SME) customers in RBS's former Global Restructuring Group (GRG) between 2008 and 2013.

The FCA published its final summary of the Skilled Person's report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person's report on 20 February 2018.

FCA investigation into RBS plc's compliance with the Money Laundering Regulations 2007
As previously disclosed, on 21 July 2017, the FCA notified RBS that it was undertaking an investigation into RBS plc's compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently three areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; (2) compliance with the Terrorism Act 2000 in relation to sanctions screening; and (3) the Suspicious Transactions regime in relation to the events surrounding a particular customer.  The investigations in all three areas are assessing both criminal and civil culpability. RBS is cooperating with the investigations.

UK retail banking
On 19 December 2017, the UK Competition & Markets Authority (CMA) published directions for RBS and other four other banks, which set out revised implementation dates for the delivery of certain obligations relating to open banking under the Retail Banking Market Investigation Order 2017. On 29 January 2018 the CMA published separate directions for RBS, which set out revised implementation dates for the delivery of certain obligations requiring personal current account overdraft alerts to be sent to customers under the Order.

Notes

5. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Interests in associates
Transactions with associates have given rise to the following:

	2017	2016
	£m	£m
Loans and advances	130	156
Customer deposits	111	64

Total income	28	30
Operating expenses	23	8

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2017 are included in the 2017 Annual Report and Accounts.

6. Post balance sheet events
Other than matters disclosed, there have been no further significant events between 31 December 2017 and the date of approval of this announcement.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2017.

We, the directors listed below, confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

●
the Strategic Report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

22 February 2018

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Frank Dangeard Alison Davis Morten Friis Robert Gillespie John Hughes Penny Hughes Yasmin Jetha Brendan Nelson Sheila Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS's transformation programme, including the further restructuring of the NatWest Markets franchise; the satisfaction of the Group's residual EU State Aid obligations; the continuation of RBS's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promoter Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group's strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group's 2017 Annual Report and other risk factors and uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from Brexit and from the outcome of general elections in the UK and changes in government policies; RBS's ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS's ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS's ability to successfully implement the various initiatives that are comprised in its restructuring and transformation programme, particularly the proposed further restructuring of the NatWest Markets franchise, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the dependence of the Group's operations on its IT systems; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS's ability to achieve its capital, funding, liquidity and leverage requirements or targets which will depend in part on RBS's success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS's ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring and transformation initiatives being concurrently implemented; the potential negative impact on RBS's business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny  (including by competition authorities) and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS's IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position, including on any requisite management buffer; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS's ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the application of stabilisation or resolution powers in significant stress situations;  contribution to relevant compensation schemes; the execution of the run-down and/or sale of certain portfolios and assets; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

In this document, 'RBSG plc' or the 'parent company' refers to The Royal Bank of Scotland Group plc, and 'RBS' or the 'Group' refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2016 have been filed with the Registrar of Companies and those for the year ended 31 December 2017 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 33 to 44 inclusive are presented on a statutory basis as described in Note 1.

Key operating indicators
As described in Note 1 on 4 40, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:
●
'Adjusted' measures of financial performance, principally operating performance before: own credit adjustments; gain or loss on redemption of own debt; strategic disposals; restructuring costs and litigation and conduct costs;

●
Performance, funding and credit metrics such as 'return on tangible equity', 'adjusted return on tangible equity' and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, loan:deposit ratio and REIL/impairment provision ratios. These are internal metrics used to measure business performance;

●
Personal & Business Banking (PBB) franchise results, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking and 'core businesses' results combining PBB, CPB, RBS International (RBSI) and NatWest Markets results which are presented to provide investors with a summary of the Group's business performance; and

●	Cost savings progress and 2017 target calculated using operating expenses excluding litigation and conduct costs, restructuring costs and the VAT recoveries.

Presentation of operating performance from Q1 2018
As previously indicated, and reflecting the progress RBS has made in resolving its legacy issues and becoming a simpler bank, from Q1 2018 financial performance and key performance indicators will no longer be reported on an 'adjusted' basis. We will continue to provide detail of notable items on memorandum lines where they materially distort comparisons with prior periods.

Segmental reorganisation and business transfers
RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime, the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.

Segmental reorganisation
The previously reported operating segments are now realigned and comparatives have been re-presented as follows:
●	The former Williams & Glyn reportable operating segment has been integrated into the UK PBB reportable segment;
●
The former Capital Resolution reportable operating segment has been integrated into the NatWest Markets reportable segment, with the exception of the costs in relation to the RMBS claims, which have been transferred to the Central items & other reportable segment;

●	The RBSI reportable operating segment is no longer presented within the CPB franchise.

Business transfers
Unless otherwise stated on 1 October 2017 the following changes were made to RBS's businesses, which impacts its financial reporting but where comparatives have not been re-presented:

●
Shipping and other activities, which were formerly in the Capital Resolution reportable operating segment, were transferred from the NatWest Markets reportable operating segment to the Commercial Banking reportable operating segment.

●	UK PBB Collective Investment Funds (CIFL) business was transferred to the Private Banking reportable operating segment in order to better serve customers.
●
The RBS International (RBSI) reportable operating segment was aligned to the legal entity The Royal Bank of Scotland International (Holdings) Limited. This predominantly involved transfers from the Private Banking reportable operating segment, and Services and Functions within Central items & other in preparation for the implementation of the UK ring-fencing regime.

●
Commercial Banking whole business securitisations and relevant financial institutions (RFI) were  transferred to NatWest Markets during December 2017. RFIs are prohibited from being within the ring-fence due to their nature and exposure to global financial markets. The move is in preparation for the implementation of the UK ring-fencing regime.

Presentation of information

Segmental reorganisation and business transfers continued

Reportable operating segments
Following the changes above the reportable operating segments are as follows, for full business descriptions see page 110 of the Report of the directors and Note 37 in the 2017 Annual Report and Accounts:

Franchise	Reportable operating segment
Personal & Business Banking (PBB)	UK Personal & Business Banking (UK PBB)
Ulster Bank RoI
Commercial & Private Banking (CPB)	Commercial Banking
Private Banking
Other reportable segments	RBS International (RBSI)
NatWest Markets
Central items & other

Contacts
Analyst enquiries:	Matt Waymark	Investor Relations	+44 (0) 207 672 1758
Media enquiries:	RBS Press Office		+44 (0) 131 523 4205

	Analyst and investor presentation	Fixed Income	Web cast and dial in details
Date:	Friday 23 February 2018	Friday 23 February 2018	www.rbs.com/results
Time:	9:30 am UK time	1:30 pm UK time	International - +44 (0) 20 3009 5755
Conference ID:	3294479	8735879	UK Free Call - 0800 279 6637 US Local Dial-In, New York - 1 646 517 5063

Available on www.rbs.com/results
●	Announcement and slides
●	Annual Report and Accounts 2017
●	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 December 2017
●	Pillar 3 Report 2017
●	IFRS 9 Transition Report

Appendix

Segmental income statement reconciliations

Segmental income statement reconciliations

	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	Natwest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
Year ended 31 December 2017	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	6,477	604	3,484	678	389	1,050	451	13,133
Own credit adjustments	-	3	-	-	-	66	-	69
Loss on redemption of own debt	-	-	-	-	-	-	7	7
Strategic disposals	-	-	-	-	-	(26)	(321)	(347)
Total income - adjusted	6,477	607	3,484	678	389	1,090	137	12,862
Operating expenses - statutory	(3,829)	(676)	(2,014)	(529)	(219)	(2,201)	(933)	(10,401)
Restructuring costs - direct	79	27	48	20	5	319	1,067	1,565
- indirect	382	29	119	25	4	117	(676)	-
Litigation and conduct costs	210	169	33	39	8	237	589	1,285
Operating expenses - adjusted	(3,158)	(451)	(1,814)	(445)	(202)	(1,528)	47	(7,551)
Impairment (losses)/releases	(235)	(60)	(362)	(6)	(3)	174	(1)	(493)
Operating profit/(loss) - statutory	2,413	(132)	1,108	143	167	(977)	(483)	2,239
Operating profit/(loss) - adjusted	3,084	96	1,308	227	184	(264)	183	4,818
Additional information
Return on equity (1)	23.7%	(5.0%)	6.6%	6.4%	11.2%	(9.0%)	nm	2.2%
Return on equity - adjusted (1,2)	30.7%	3.6%	8.2%	11.3%	12.6%	(3.7%)	nm	8.8%
Cost:income ratio (3)	59.1%	111.9%	56.0%	78.0%	56.3%	nm	nm	79.0%
Cost:income ratio - adjusted (2,3)	48.8%	74.3%	50.0%	65.6%	51.9%	140.2%	nm	58.2%

Year ended 31 December 2016
Income statement
Total income - statutory	6,127	576	3,415	657	374	1,212	229	12,590
Own credit adjustments	-	(3)	-	-	-	(187)	10	(180)
Loss on redemption of own debt	-	-	-	-	-	-	126	126
Strategic disposals	-	-	-	-	-	81	(245)	(164)
Total income - adjusted	6,127	573	3,415	657	374	1,106	120	12,372
Operating expenses - statutory	(4,276)	(669)	(2,467)	(549)	(174)	(2,824)	(5,235)	(16,194)
Restructuring costs - direct	46	38	25	7	2	75	1,913	2,106
- indirect	198	2	83	30	3	115	(431)	-
Litigation and conduct costs	634	172	423	1	-	550	4,088	5,868
Operating expenses - adjusted	(3,398)	(457)	(1,936)	(511)	(169)	(2,084)	335	(8,220)
Impairment (losses)/releases	(125)	113	(206)	3	(10)	(253)	-	(478)
Operating profit/(loss) - statutory	1,726	20	742	111	190	(1,865)	(5,006)	(4,082)
Operating profit/(loss) - adjusted	2,604	229	1,273	149	195	(1,231)	455	3,674
Additional information
Return on equity (1)	16.2%	0.7%	4.1%	5.6%	13.8%	(12.5%)	nm	(17.9%)
Return on equity - adjusted (1,2)	25.1%	8.4%	8.4%	7.8%	14.2%	(8.7%)	nm	1.6%
Cost:income ratio (3)	69.8%	116.1%	71.0%	83.6%	46.5%	nm	nm	129.0%
Cost:income ratio - adjusted (2,3)	55.5%	79.8%	54.8%	77.8%	45.2%	188.4%	nm	66.0%

For notes refer to page 3 of this appendix.

Segmental income statement reconciliations

	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
Quarter ended 31 December 2017	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Total income - statutory	1,548	161	806	191	97	200	54	3,057
Own credit adjustments	-	-	-	-	-	(9)	-	(9)
Strategic disposals	-	-	-	-	-	(26)	(165)	(191)
Total income - adjusted	1,548	161	806	191	97	165	(111)	2,857
Operating expenses - statutory	(1,266)	(254)	(575)	(194)	(66)	(583)	(468)	(3,406)
Restructuring costs - direct	55	2	6	19	3	129	317	531
- indirect	198	2	23	9	-	13	(245)	-
Litigation and conduct costs	197	135	27	39	-	51	315	764
Operating expenses - adjusted	(816)	(115)	(519)	(127)	(63)	(390)	(81)	(2,111)
Impairment (losses)/releases	(60)	(81)	(117)	(2)	-	26	-	(234)
Operating profit/(loss) - statutory	222	(174)	114	(5)	31	(357)	(414)	(583)
Operating profit/(loss) - adjusted	672	(35)	170	62	34	(199)	(192)	512
Additional information
Return on equity (1)	7.8%	(26.5%)	1.3%	(2.9%)	9.2%	(14.0%)	nm	(6.7%)
Return on equity - adjusted (1,2)	26.2%	(5.3%)	3.1%	12.1%	10.4%	(8.7%)	nm	4.0%
Cost:income ratio (3)	81.8%	157.8%	70.0%	101.6%	68.0%	nm	nm	111.5%
Cost:income ratio - adjusted (2,3)	52.7%	71.4%	62.8%	66.5%	64.9%	nm	nm	73.6%

Quarter ended 30 September 2017
Income statement
Total income - statutory	1,757	150	928	166	97	20	39	3,157
Own credit adjustments	-	-	-	-	-	5	-	5
Total income - adjusted	1,757	150	928	166	97	25	39	3,162
Operating expenses - statutory	(819)	(129)	(443)	(103)	(59)	(526)	(64)	(2,143)
Restructuring costs - direct	1	1	2	1	2	29	208	244
- indirect	47	8	19	2	-	28	(104)	-
Litigation and conduct costs	-	1	2	-	8	102	12	125
Operating expenses - adjusted	(771)	(119)	(420)	(100)	(49)	(367)	52	(1,774)
Impairment (losses)/releases	(78)	10	(151)	3	2	71	-	(143)
Operating profit/(loss) - statutory	860	31	334	66	40	(435)	(25)	871
Operating profit/(loss) - adjusted	908	41	357	69	50	(271)	91	1,245
Additional information
Return on equity (1)	34.2%	4.6%	8.6%	13.2%	10.4%	(15.4%)	nm	4.5%
Return on equity - adjusted (1,2)	36.2%	6.1%	9.3%	13.8%	13.6%	(10.3%)	nm	8.2%
Cost:income ratio (3)	46.6%	86.0%	45.7%	62.0%	60.8%	nm	nm	67.5%
Cost:income ratio - adjusted (2,3)	43.9%	79.3%	43.1%	60.2%	50.5%	nm	nm	55.6%

For notes refer to next page.

Segmental income statement reconciliations

	PBB		CPB				Central
		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	other	RBS
Quarter ended 31 December 2016	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,556	137	867	161	96	(8)	407	3,216
Own credit adjustments	-	-	-	-	-	37	77	114
Gain on redemption of own debt	-	-	-	-	-	-	(1)	(1)
Total income - adjusted	1,556	137	867	161	96	29	483	3,329
Operating expenses - statutory	(1,139)	(226)	(1,009)	(159)	(64)	(1,149)	(3,608)	(7,354)
Restructuring costs - direct	1	6	12	6	1	24	957	1,007
- indirect	50	(2)	34	8	1	30	(121)	-
Litigation and conduct costs	214	77	407	(1)	1	581	2,849	4,128
Operating expenses - adjusted	(874)	(145)	(556)	(146)	(61)	(514)	77	(2,219)
Impairment (losses)/releases	(27)	47	(83)	8	1	130	(1)	75
Operating profit/(loss) - statutory	390	(42)	(225)	10	33	(1,027)	(3,202)	(4,063)
Operating profit/(loss) - adjusted	655	39	228	23	36	(355)	559	1,185

Additional information
Return on equity (1)	15.1%	(5.8%)	(9.1%)	1.6%	8.8%	(27.0%)	nm	(48.2%)
Return on equity - adjusted (1,2)	26.2%	5.4%	5.3%	4.5%	9.8%	(10.3%)	nm	8.6%
Cost income ratio (3)	73.2%	165.0%	117.1%	98.8%	66.7%	nm	nm	230.2%
Cost income ratio - adjusted (2,3)	56.2%	105.8%	62.6%	90.7%	63.5%	nm	nm	66.3%

Notes:
(1)
RBS's CET1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)	Excluding own credit adjustments, (loss)/gain on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.
(3)
Operating lease depreciation included in income (year ended 31 December 2017 - £142 million; year ended December 2016 - £152 million; Q4 2017 - £35 million; Q3 2017 - £35 million; Q4 2016 - £37 million).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 23 February 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary